Exhibit 99.1

Annual Meeting of Shareholders April 7, 2020 Banking the Americas Connecting Canada to the World Management Proxy Circular Your VOTE is important Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank.

Scotiabank is a leading bank in the Americas.

We are here for every future. We help our customers, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 7, 2020	Scotiabank Centre

9:00 a.m. (local time)	Scotia Plaza, 40 King Street West, 2nd floor

Toronto, Ontario M5H 3Y2

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2019 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 11, 2020, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,212,796,469 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 11, 2020

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 6 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 6, 2020.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 188th shareholder meeting

Aaron W. Regent

Chairman of Scotiabank’s

Board of Directors

Brian J. Porter

President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to Scotiabank’s annual meeting in Toronto on April 7 at our Scotiabank Centre. We will be covering important items of business, so please review the management proxy circular and vote your shares.

Against the backdrop of market volatility, geopolitical tension, and concerns about global economic growth, the bank has made significant progress on our strategic repositioning efforts. Sharpening our geographic footprint and improving our business mix is key to delivering consistent and strong returns to our shareholders. Today, we are a highly competitive bank in each of our core markets with multiple avenues for growth. We have the capital, reputation, partnerships, and expertise to realise our ambitions for the future.

Purposeful investing

2019 was a year of execution and thoughtful integration. We have strategically repositioned the bank to focus on key markets and businesses with high growth potential, where we can achieve substantial market share and leverage our scale. This repositioning has allowed us to redeploy capital into strong businesses where we can create value. Some examples of recent acquisitions include MD Financial and Jarislowsky Fraser in Canada, BBVA Chile, Citibank Colombia, Cencosud Peru and Banco del Progresso in the Dominican Republic.

Likewise, we have made significant investments in people, processes and technology. Our people are our greatest asset, and we invest heavily in building and supporting high-impact teams. We invest in processes to ensure that we are as efficient as possible, and in technology to ensure that our customers have the best possible banking experience.

Strong governance means being forward-thinking

Scotiabank has long been a leader in corporate governance. This year, we were again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions for governance practices.

Strong governance is part of our culture. There is utmost recognition at the board level that if we are to execute on our strategy, the bank’s culture must also be aligned. The board devotes appropriate time to ensuring that culture and conduct aligns to our corporate purpose.

We would like to express our sincere gratitude to Barbara Thomas for her long service and contributions to our bank. Barbara retired from the board this year, after a lengthy executive career with a number of global brands, and we have benefitted from her insights in the boardroom.

Building for every future

We believe that banking is a calling, and we know that our bank has a positive impact on the communities in which we live and work—from the jobs we create, to the investments we make, and the values we uphold and promote. We serve as an important part of the social and economic fabric of the places in which we operate, and will continue to build on the legacy of those who have come before us in order to build our bank for every future.

Through our thoughtful investments, we have positioned the bank to continue providing world-class financial services and value for our shareholders for the long term. Thank you for your continued support. We look forward to welcoming you in Toronto on April 7.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 11, 2020 (the record date), and are entitled to vote at our annual meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder

meeting on April 7, 2020.

This document tells you about the meeting, governance
and executive compensation at Scotiabank. We have organized
it into three sections to make it easy to find what you are
looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company
of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

	In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our board’s governance practices
Unless indicated otherwise, information in this management proxy circular (circular) is as of February 4, 2020 and all dollar amounts are in Canadian dollars.		3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2019 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2019 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chairman of the Board at chairman.board@scotiabank.com.

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2019, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 13 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 9 and our majority voting policy on page 44.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 99.01% for KPMG as auditors. A representative of KPMG will be in attendance at the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2019 and 2018. The increase in 2019 is due to market-based adjustments and an increase in audit scope resulting from acquisitions. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2019	2018

Audit services	32.6	28.7
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	1.3	1.0
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.5	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	34.4	30.1

4	Scotiabank

ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 93.75% for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

The human resources committee chair’s letter on page 53 describes our approach to executive compensation in 2019. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2020 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS This year you will be asked to consider four proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal on page 23.	The board recommends you vote against the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 12, 2020. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 44).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	5

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 11, 2020, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•  the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•  the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•  any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote by sending in your vote in advance of the meeting, in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a non-registered (beneficial) shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with our transfer agent, Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,213,154,384 on February 4, 2020, the date of this circular 1,212,796,469 on February 11, 2020, the record date

	Non-registered (beneficial) shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.

You want to vote but you cannot attend the meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

To vote online, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

You want to attend the meeting and vote in person

Follow the instructions on the voting instruction form, including registering online.

In most cases, you will simply type or print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare) by the proxy deadline of 5 p.m. (Eastern) on April 6, 2020.

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Please bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.

6	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 6, 2020.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 6, 2020.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided

•   by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer,

Fax: (416) 866-5090

•   Craig Thompson, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

•   the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	7

Want to vote but can’t attend the meeting?

Appointing your proxyholder

Your proxy form or voting instruction form names Aaron Regent or Brian Porter, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Follow the instructions online if using the internet or simply print the person’s name in the blank space on the form. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Aaron Regent or Brian Porter will vote for you as follows:

•   for the election of the nominated directors to the board

•    for the appointment of the shareholders’ auditors

•   for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY E-MAIL

Shareholders may sign up to receive shareholder materials by e-mail, including this circular, as follows:

•   Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Go Paperless’ to enroll

•   Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com, use the holder account number on the form of proxy, and click on ‘Sign up for eDelivery’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

8	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 13 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their integrity, collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 29.

INDEPENDENCE

Twelve of our 13 (92%) directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank. Brian Porter is the only non-independent director as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location, and gender are key as they bring unique perspectives to the board (read about how we broadly define diversity on page 41 and how these skills and experience are represented starting on page 10).

Key skills and experience

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5.5 years (you can read more about tenure and term limits on page 43).

Management proxy circular	9

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold are as of October 31, 2019. The value of common shares and DDSUs is calculated using $75.54 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2019) for 2019 and $70.65 (the closing price of our common shares on the TSX on October 31, 2018) for 2018. The equity ownership requirement is five times the equity portion of the annual retainer ($725,000 for directors and $850,000 for the Chairman) and directors have five years to meet this requirement.

The attendance figures reflect the number of board and committee meetings held in fiscal 2019 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 21 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 54 | Director since 2013 Independent 2019 votes for: 98.0% Not eligible for re-election in April 2028	Aaron Regent is Chairman of the Board of Scotiabank. He is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc., companies involved with the acquisition, development and operation of mining assets on a global basis. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.
KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Governance | Human resources and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 31 of 31 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	10 of 10 / 100%		Audit and conduct review			3 of 3 / 100%
				Corporate governance			4 of 4 / 100%
				Human resources			8 of 8 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	53,177	27,390	80,567	$2,069,041	$6,086,031	7.2
	2018	45,777	21,201	66,978	$1,497,851	$4,731,996	6.5
	Change	7,400	6,189	13,589	$571,190	$1,354,035

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources & compensation
Potash Corporation of Saskatchewan Inc. (2015 – 2018)
Effective April 9, 2019, Mr. Regent was appointed Chairman of the Board and joined the audit and conduct review and corporate governance committees. He ceased to be Chair of the human resources committee on April 9, 2019 but remains a member.

10	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Age 60 | Director since 2014 Independent 2019 votes for: 99.6% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27 year career at McKinsey, she held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. She was recognized in 2011 as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Financial services | Governance | Human resources and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 24 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 10 / 90%	Corporate governance (chair) Human resources			6 of 6 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	2,500	12,341	14,841	$932,239	$1,121,089	1.5
	2018	2,500	8,540	11,040	$603,351	$779,976	1.1
	Change	0	3,801	3,801	$328,888	$341,113

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities
Effective April 9, 2019, Ms Aufreiter became Chair of the corporate governance committee.

Guillermo E. Babatz Mexico City, Mexico Age 51 | Director since 2014 Independent 2019 votes for: 98.0% Not eligible for re-election in April 2029	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.
KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Human resources			8 of 8 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,800	12,116	13,916	$915,243	$1,051,215	1.4
	2018	1,800	9,640	11,440	$681,066	$808,236	1.1
	Change	0	2,476	2,476	$234,177	$242,979

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment

Management proxy circular	11

Scott B. Bonham Atherton, California, U.S.A. Age 58 | Director since 2016 Independent 2019 votes for: 98.2% Not eligible for re-election in April 2028

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Governance | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,500	12,591	14,091	$951,124	$1,064,434	1.5
	2018	1,500	8,904	10,404	$629,068	$735,043	1
	Change	0	3,687	3,687	$322,056	$329,391

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance
	Magna International Inc. (2012 – present)			—

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. Age 71 | Director since 2013 Independent 2019 votes for: 98.2% Not eligible for re-election in April 2024	Charles Dallara is an Advisory Partner of Partners Group and Chairman of Partners Group Board of Directors, USA, a private market investment and asset management group, based in Switzerland. He has 43 years of industry experience. Dr. Dallara was Chairman of the Americas and a member of the Board of Directors of Partners Group Holding AG until 2019. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.Sc. (in economics) from the University of South Carolina, a M.A., a M.A.L.D. (in law and diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.
KEY SKILLS AND EXPERIENCE
Environmental and social responsibility | Financial services | Governance | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,500	12,353	13,853	$933,146	$1,046,456	1.4
	2018	1,500	9,867	11,367	$697,104	$803,079	1.1
	Change	0	2,486	2,486	$236,042	$243,377

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
Partners Group Holding AG (2013 – 2019)

12	Scotiabank

ABOUT THE MEETING

Tiff Macklem, Ph.D. Toronto, Ontario, Canada Age 58 | Director since 2015 Independent 2019 votes for: 99.7% Not eligible for re-election in April 2031	Tiff Macklem is Dean of the Rotman School of Management at the University of Toronto. He recently served as Chair of Canada’s Expert Panel on Sustainable Finance. Previously, he served as Senior Deputy Governor and Chief Operating Officer of the Bank of Canada (from July 2010 to May 2014). Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in economics from Queen’s University, and a M.A. and a Ph.D. (in economics) from the University of Western Ontario.
KEY SKILLS AND EXPERIENCE
Accounting and finance | Environmental and social responsibility | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 21 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 10 / 90%	Audit and conduct review			5 of 5 / 100%
				Risk (chair)			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,300	16,184	17,484	$1,222,539	$1,320,741	1.8
	2018	1,300	11,802	13,102	$833,811	$925,656	1.3
	Change	0	4,382	4,382	$388,728	$395,085

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Michael D. Penner Westmount, Quebec, Canada Age 50 | Director since 2017 Independent 2019 votes for: 99.8% Not eligible for re-election in April 2030	Michael Penner is a corporate director and the former Chairman of the Board of Directors of Hydro-Québec. Mr. Penner is Chairman and Lead Operating Director of both US Infrastructure Corporation and Enfragen Energy. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, on the Board of ICD Quebec and has served as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal, Selwyn House School, Hofstra University School of Law and McGill University Football. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.
KEY SKILLS AND EXPERIENCE
Environmental and social responsibility | Governance | Human resources and executive compensation | Public policy | Retail/consumer

OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Audit and conduct review			5 of 5 / 100%
				Corporate governance			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	14,091	7,640	21,731	$577,126	$1,641,560	2.3
	2018	14,091	4,181	18,272	$295,388	$1,290,917	1.8
	Change	0	3,459	3,459	$281,738	$350,643

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Management proxy circular	13

Brian J. Porter Toronto, Ontario, Canada Age 61 | Director since 2013 Not independent 2019 votes for: 99.7% Eligible for re-election while President and CEO

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012. He assumed the role of Chief Executive Officer on November 1, 2013. Mr. Porter’s current board memberships include Business Council of Canada, the Council of the Americas, and the Washington-based Institute of International Finance (IIF) where he serves as Vice Chairman and Treasurer. He is also Chair of the University Health Network (UHN) Board of Trustees.

Mr. Porter earned a B.Comm. from Dalhousie University, and has been awarded an Honorary Doctor of Laws (LLD) from Dalhousie University (2008) and Ryerson University (2018). He is a graduate of the Advanced Management Program of the Harvard Business School.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Financial services | Retail/consumer | Risk management

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 10 of 10 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	10 of 10 / 100%		—			—

	EQUITY OWNERSHIP				Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs
	Year	Common shares	DSUs	PSUs
	2019	135,838	18,340	253,231	407,409	1,385,404	30,775,666
	2018	122,906	17,494	254,273	394,673	1,235,960	27,883,647
	Change	12,932	846	(1,042)	12,736	149,444	2,892,019

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—

Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 60 and 80 for details.

Una M. Power Vancouver, British Columbia, Canada Age 55 | Director since 2016 Independent 2019 votes for: 99.5% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Human resources and executive compensation | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Audit and conduct review (chair) Human resources			5 of 5 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	5,783	13,176	18,959	$995,315	$1,432,163	2
	2018	5,783	8,802	14,585	$621,861	$1,030,430	1.4
	Change	0	4,374	4,374	$373,454	$401,733

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Teck Resources Limited (2017 – present)			Audit | Compensation
	TC Energy Corporation (2019 – present)			Audit | Health, safety sustainability and environment
Kinross Gold Corporation (2013 – 2019)

14	Scotiabank

ABOUT THE MEETING

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada Age 67 | Director since 2008 Independent 2019 votes for: 97.7% Not eligible for re-election in April 2021

Indira Samarasekera is a senior advisor at Bennett Jones LLP, a law firm, and a corporate director. Dr. Samarasekera was President and Vice Chancellor of the University of Alberta from 2005 to 2015 and prior to that, the Vice President, Research at the University of British Columbia from 2000 to 2005. She is a member of the Trilateral Commission. Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada, a Foreign Associate of the US National Academy of Engineering, and was awarded an honorary D. Sc. at Queen’s University in May 2018.

KEY SKILLS AND EXPERIENCE
Environmental and social responsibility | Governance | Human resources and executive compensation | Public policy | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Corporate governance			6 of 6 / 100%
				Human resources			8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,948	39,748	41,696	$3,002,564	$3,149,716	4.3
	2018	1,948	35,998	37,946	$2,543,259	$2,680,885	3.7
	Change	0	3,750	3,750	$459,305	$468,831

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating
	TC Energy Corporation (2016 – present)			Audit | Human resources
	Stelco Holdings Inc. (2018 – present)			Environment, health and safety (chair)

Management proxy circular	15

Susan L. Segal New York, New York, U.S.A. Age 67 | Director since 2011 Independent 2019 votes for: 99.6% Not eligible for re-election in April 2023

Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and a M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Ms. Segal was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official on behalf of President Martĺn Vizcarra.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Governance | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 21 / 95%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 10 / 90%	Audit and conduct review			3 of 3 / 100%
				Corporate governance			2 of 2 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	1,839	30,303	32,142	$2,289,089	$2,428,007	3.3
	2018	1,839	25,595	27,434	$1,808,287	$1,938,212	2.7
	Change	0	4,708	4,708	$480,802	$489,795

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	MercadoLibre, Inc. (2012 – present)			Audit
	Vista Oil and Gas S.A.B. de C.V. (2017 – present)					Audit | Governance | Human resources
Effective April 9, 2019, Ms. Segal joined the audit and conduct review committee and ceased to be the Chair and a member of the corporate governance committee.

16	Scotiabank

ABOUT THE MEETING

L. Scott Thomson Vancouver, British Columbia, Canada Age 50 | Director since 2016 Independent 2019 votes for: 97.0% Not eligible for re-election in April 2028

Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and an M.B.A. from the University of Chicago.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Human resources and executive compensation | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 23 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 10 / 90%	Audit and conduct review Human resources (chair) Risk			2 of 2 / 100% 8 of 8 / 100% 3 of 3 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	8,070	12,158	20,228	$918,415	$1,528,023	2.1
	2018	6,570	8,122	14,692	$573,819	$1,037,990	1.4
	Change	1,500	4,036	5,536	$344,596	$490,033

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – present)			Safety, environment & social responsibility
Interfor Corporation (2012 – 2016)
Effective April 9, 2019, Mr. Thomson joined the risk committee, ceased to be a member of the audit and conduct review committee and became Chair of the human resources committee.

Benita M. Warmbold Toronto, Ontario, Canada Age 61 | Director since 2018 Independent 2019 votes for: 98.1% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women – Top 100,” and in 2016 was inducted into the WXN Hall of Fame.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 10 / 100%	Audit and conduct review Human resources			5 of 5 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2019	3,000	3,145	6,145	$237,573	$464,193	0.6
	2018	2,000	26	2,026	$1,837	$143,137	0.2
	Change	1,000	3,119	4,119	$235,736	$321,056

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Methanex Corporation (2016 – present)			Audit, finance and risk (chair) | Corporate governance
	SNC-Lavalin Group Inc. (2017 – present)			Audit (chair) | Human resources
Having joined the board in 2018, Ms. Warmbold has until 2023 to meet her equity ownership requirement.

Management proxy circular	17

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each director has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas.

Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity
Strategy Experience in developing, implementing and delivering strategic business objectives in a large organization
Accounting and finance Knowledge of and experience in financial accounting and reporting, corporate finance and familiarity with financial internal controls and GAAP/IFRS
Capital markets Experience in global financial markets, investment banking and/or mergers and acquisitions
Environmental and social responsibility Experience in corporate responsibility practices and sustainability matters relevant to an organization of significant size and complexity
Financial services Experience in the financial services industry and/or financial regulation
Governance Experience in corporate governance principles and practices in an organization of significant size
Human resources and executive compensation Experience in people matters including workplace culture, management development, succession planning and compensation
Public policy Experience in government and public policy matters
Retail/consumer Experience in a consumer-facing industry
Risk management Experience in identifying, assessing and managing financial and non-financial risks
Technology An understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance and government), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

18	Scotiabank

ABOUT THE MEETING

Meeting attendance

The table below show the number of board and committee meetings held in fiscal 2019 and the overall meeting attendance of the relevant members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 10. All of the nominated directors attended the annual meeting in April 2019. Directors also held meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table below.

	Meetings	Attendance
Board	10	97%
Audit and conduct review	5	100%
Corporate governance	6	100%
Human resources	8	100%
Risk	6	97%
Total number of meetings	35	99%

The table below shows the board and committee meeting attendance in fiscal 2019 of directors who retired from the board.

	Meetings	Attendance
Tom O’Neill
Board	5 of 5	100%
Audit and conduct review	2 of 2	100%
Corporate governance	2 of 2	100%
Human resources	4 of 4	100%
Risk	3 of 3	100%
Eduardo Pacheco
Board	4 of 5	80%
Risk	2 of 3	67%
Barbara Thomas
Board	7 of 7	100%
Corporate governance	4 of 4	100%
Human resources	6 of 6	100%

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

Annually, the corporate governance committee conducts an extensive review of director compensation against our Canadian bank and insurance company peer group (our comparator groups for executive compensation purposes) as well as several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TC Energy). The committee also considers trends and compensation structures at other comparable international financial institutions.

The committee reviews director compensation every year to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required of the board.

Our director fee
structure reinforces
director engagement,
is predictable,
transparent and easy
to administer,
regardless of the
number of meetings
held during the year.

Directors are
expected to keep
abreast of industry
developments,
nationally and
internationally, so
that they can make a
meaningful
contribution.
Directors are
routinely kept
informed between
meetings on issues
germane to the bank
and their
responsibilities as
directors.

Management proxy circular	19

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2019. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$35,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

There are no changes to the fee schedule for fiscal 2020.

2019 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2019. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
Name	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)
N. Aufreiter [1]	225,000	19,639	–	–	244,639	100	–	244,639
G. Babatz [2]	225,000	–	–	10,000	235,000	62	181,419	416,419
S. Bonham	225,000	–	–	10,000	235,000	100	–	235,000
C. Dallara [3]	225,000	–	–	10,000	235,000	62	158,040	393,040
T. Macklem [4]	225,000	50,000	–	–	275,000	100	184,380	459,380
T. O’Neill [5]	–	–	198,750	–	198,750	100	10,000	208,750
E. Pacheco [6]	98,750	–	–	4,389	103,139	100	1,324,342	1,427,481
M. Penner	225,000	–	–	10,000	235,000	100	–	235,000
U. Power	225,000	50,000	–	10,000	285,000	100	–	285,000
A. Regent [7]	98,750	21,944	252,500	–	373,194	100	–	373,194
I. Samarasekera	225,000	–	–	10,000	235,000	62	–	235,000
S. Segal [8]	225,000	15,361	–	10,000	250,361	100	184,380	434,741
B. Thomas [9]	146,875	–	–	6,528	153,403	100	5,000	158,403
S. Thomson [10]	225,000	28,056	–	10,000	263,056	100	–	263,056
B. Warmbold	225,000	–	–	–	225,000	100	–	225,000
TOTAL	2,819,375	185,000	451,250	90,917	3,546,542		2,047,561	5,594,103

1.	Ms. Aufreiter was appointed chair of the corporate governance committee on April 9, 2019 and received pro-rated fees.
2.

Mr. Babatz earned 2,650,000 Mexican pesos in fiscal 2019 for serving as Chairman of Grupo Financiero Scotiabank Inverlat, S.A. de C.V. and five of its subsidiaries (C$181,419 based on the October 31, 2019 exchange rate of 0.06846004).

3.	Dr. Dallara earned US$120,000 in fiscal 2019 for serving as a director of Scotia Holdings (U.S.) Inc. (C$158,040 based on the October 31, 2019 exchange rate of 1.317).
4.	Dr. Macklem earned US$140,000 in fiscal 2019 for serving as a director and Chair of the risk committee of Scotia Holdings (U.S.) Inc., (C$184,380 based on the October 31, 2019 exchange rate of 1.317).
5.

Mr. O’Neill retired from the board on April 9, 2019 and received pro-rated fees. A $10,000 charitable donation was made in honour of Mr. O’Neill. He did not receive any financial benefit from this donation.

6.

Mr. Pacheco retired from the board on April 9, 2019 and received pro-rated fees. He also received 3,386,055,001 Colombian pesos in fiscal 2019 for serving as Chairman of Scotiabank Colpatria S.A. and for services provided to Scotiabank Colpatria S.A.

and two of its subsidiaries pursuant to employment agreements (C$1,319,342 based on the October 31, 2019 exchange rate of 0.00038964). A $5,000 charitable donation was made in honour of Mr. Pacheco. He did not receive any financial benefit from this donation.
7.	Mr. Regent was appointed Chairman of the Board on April 9, 2019 and ceased to be chair of the human resources committee effective that date, for which he received pro-rated fees.
8.

Ms. Segal ceased to be chair of the corporate governance committee on April 9, 2019 and received pro-rated fees. She earned US$140,000 in fiscal 2019 for serving as a director and Chair of Scotia Holdings (U.S.) Inc., (C$184,380 based on the October 31, 2019 exchange rate of 1.317).

9.

Ms. Thomas retired from the board on June 25, 2019 and received pro-rated fees. A $5,000 charitable donation was made in honour of Ms. Thomas. She did not receive any financial benefit from this donation.

10.	Mr. Thomson was appointed chair of the human resources committee on April 9, 2019 and received pro-rated fees.

20	Scotiabank

ABOUT THE MEETING

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is looked at on a regular basis.

Our director equity ownership requirements are made up of three parts:

We have robust equity holding requirements.

All directors exceed the requirement to hold at least 1,000 common shares in the bank.

All directors exceed our equity holding requirements except Ms. Warmbold who joined in October 2018, and therefore, has five years from the date of her appointment to meet or exceed the requirements.

As President and CEO, Mr. Porter has an equity ownership requirement of 8x his base salary and he exceeds this requirement, holding 24x his base.

Requirement	Directors	Chairman
Required holdings in common shares and/or DDSUs to be met within five years of joining board and maintained while serving on board	$725,000 (5x equity portion of annual retainer)	$850,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$145,000	$170,000

All of the directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Management proxy circular	21

Stakeholder engagement

We are committed to constructive and open dialogue and engage with shareholders and investor groups throughout the year on a variety of issues, including the bank’s financial performance and business strategy, our approach to and policies on corporate governance, and our statements and strategies related to environmental and social impacts.

Our engagement approach is grounded in our continuous improvement philosophy and in listening to our stakeholders. Regular, ongoing engagement is a constructive way for shareholders to increase their knowledge about Scotiabank and for us to hear their views on our practices, strategy and disclosure so that there is a shared understanding on how we are creating long-term, sustainable value for shareholders. We consider all feedback and over the years, have enhanced our practices and disclosure on a number of topics following engagement sessions with investors.

Board of Directors	The Chairman and other independent directors meet with our many stakeholders, including institutional and retail shareholders, investor groups such as the CCGG, regulators, customers, employees, rating agencies and the broader community. Shareholders can engage with the Chairman or any of our independent directors by writing to the Corporate Secretary or the Chairman. Please see the back cover for contact details.
Management

The President and CEO, the Chief Financial Officer, the Senior Vice-President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings and conferences. Questions from the media and general public are usually referred to our global communications department. Customer complaints are handled by individual branches and the Office of the President. Please see the back cover for contact details.

Investor Relations

We hold quarterly calls with analysts and investors after we release our financial results. Anyone can attend these presentations by telephone or over the internet. These discussions are recorded and are available on our website for three months following the call. We also live webcast our annual meeting and archive it on our website until the next meeting.

Shareholders can also access comprehensive information, including on dividends, through our Investor Relations webpage.

This past year, we held over 400 engagements with retail and institutional shareholders, investor groups, regulators and proxy advisory firms.

Some of the feedback we heard:

•	Shareholders support our approach to board composition and refreshment, including our skills matrix, term limits and comprehensive board assessment process

•

Shareholders support our strategy of focusing our geographic footprint in core markets in the Americas where we can achieve the scale required to provide consistent, profitable growth over the long-term

•	Shareholders support our decision to establish Global Wealth Management as a business line of the bank and to report its financial results on a stand-alone basis

•

Investors support our sustainable business strategy, and how we approach environmental, social and governance issues. Several investors noted our market-leading practices, including our Task Force on Climate-related Financial Disclosures (TCFD) climate-change reporting which began in our 2018 financial statements, our use of the median family income when determining executive compensation, and our director equity holding requirements which include outright holding of a significant amount of shares.

•

Shareholders appreciate having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, and environmental, social and human capital management matters

•	Stakeholders are interested in the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture

22	Scotiabank

ABOUT THE MEETING

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback. While we have a year-round engagement program, the following shareholders have contacted us only as part of the 2020 proposal process. We held several discussions with them to understand their points of view and to share how we are addressing the issues they have raised. However, based on our shareholder engagement program detailed above, the viewpoints raised in the proposals are not consistent with what we are hearing from our broader stakeholder population. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation.

The following proposals and accompanying statements were submitted by shareholders. They propose to raise these matters for consideration at the meeting. The proposals and supporting statements have been printed as submitted.

Proposals No. 1, 2 and 3 were submitted by Mouvement d’éducation et de défense de actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank.

Proposal No. 4 was submitted by Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, CA 94559.

The board recommends you vote against each proposal based on what we have heard from a broad base of shareholders. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Disclosure of Equity Ratio

It is proposed that the Bank disclose the compensation ratio (equity ratio) used by the Compensation Committee as part of its compensation setting process.

Argument

Since its foundation, MÉDAC has submitted proposals to assure shareholders that the compensation of the Bank’s chief executive officer is based on the value created by said executive while being reasonable and socially acceptable. One of the tools used to inform shareholders on the achievement of this objective is the compensation ratio, which is the relation between the chief executive officer’s aggregate compensation and the median compensation of an employee. This is what we call the equity ratio. Last year, our proposal received an average support rate of 6% from the six major Canadian banks and of 10.51% from the Laurentian Bank of Canada.

We should point out that such disclosure is mandatory in the United States since last year and as Jim Kohler, executive officer of Willis Towers Watson, declared:

“We believe this is a golden opportunity for employers to begin a dialogue with not only employees but also customers, investors and the media about pay positioning and pay transparency. In fact, we are working with several companies on developing a communication road map to guide them through the process1.”

Since it is likely that your compensation committee uses, among other things, the equity ratio to establish the compensation of the chief executive officer and his senior executives, we ask that the Board of Directors agree to disclose such information in the next management proxy circular and its report on environmental, social and governance (ESG) matters.

Similarly to the information used to determine whether the compensation of the chief executive officer and his key colleagues is aligned with our financial interests, this initiative promoting transparency of the equity ratio would allow shareholders and stakeholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non executive employees also contribute to the organization’s performance. It would also allow them to determine whether the compensation paid to their most senior officer is socially acceptable and does not negatively impact his reputation.

The bank’s position

The board does not view the CEO pay ratio, as proposed, as a relevant metric for evaluating the compensation of senior executives and as such, does not use it in its compensation setting process. The board does not support disclosure of this ratio and recommends voting against this proposal.

[1]	https://hrdailyadvisor.blr.com/2017/10/11/biggest-challenge-ceo-pay-ratio-disclosure-rule/

Management proxy circular	23

Scotiabank is a leading bank in the Americas. We have a team of over 100,000 employees globally across our footprint in a variety of roles. We are dedicated to helping customers and employees build a better future for themselves, while serving the long-term interests of shareholders. Part of this is a commitment to equitable and competitive compensation for employees. We regularly benchmark in the markets in which we operate to help create a strong workplace culture and high employee engagement where employees know they are being paid fairly and competitively based on their skills, responsibility, performance and work they do and are provided with opportunities to realize their full potential.

The board oversees our equitable compensation program throughout the bank through a rigorous compensation decision making process that we have described beginning on page 53. This highly nuanced process demonstrates our approach to compensation, including how we align risk with reward and how we align the interests of management with those of shareholders.

Highlights of this process include:

•	Compensation plan and design are based on market best practices, employee performance and the bank’s overall performance.

•

We calculate the business performance factor bank wide based on four core metrics as outlined on page 76. This year, a lower business performance factor was applied versus the previous year, as measured against these four core metrics.

•

To determine compensation for the President and CEO, a variety of data points are reviewed, including individual and corporate performance, risk appetite, horizontal benchmarking to peers, vertical comparisons to the median Canadian family income, awarded and realizable/realized CEO compensation over the last five years compared to the value shareholders received, and the cost of management relative to net income over the past five years. This helps all shareholders (including our employee base of shareholders) see how executive compensation compares to how their shareholdings have performed.

•	After a lengthy review process, compensation is awarded through several components, including variable compensation which may only be realized in the medium and long term, subject to bank performance.

Furthermore, we operate in numerous countries and geographies and offer different ranges of financial services in each market. Calculating “median employee pay” for the ratio in a way that is representative and comparable is incredibly difficult given the different employment markets we operate in as well as currency fluctuations. On the flipside, we provide meaningful metrics as part of our compensation discussion and analysis, including a comparison to shareholder returns over time and the cost of management relative to net income. These help all shareholders judge whether their returns are moving in line with those of management.

The board does not support disclosure of the CEO pay ratio because it is not considered a meaningful data point, and not one used by the human resources committee in determining CEO compensation. Further, feedback from other stakeholders indicates our review of a variety of data points, as part of a robust process that incorporates relevant factors, is a more rigorous way to determine and view the bank’s approach to compensation. We are confident that the compensation decisions made reflect the bank’s overall equitable approach to fostering a performance-driven workplace culture where all employees can realize their full potential. As such, it is recommended that you vote against this proposal.

PROPOSAL NO. 2

Competitiveness and Protection of Personal Information

It is proposed that the Board of Directors inform shareholders of the investments that the Bank intends to make over the next five years to upgrade its computer systems in order to increase its competitiveness while ensuring greater protection of personal information.

Argument

In a recent report on banking published by PWC, the President and CEO of the Canadian Bankers Association stated that most banks have legacy systems. Harnessing the potential of artificial intelligence and applying its possibilities to legacy systems are obviously very complex, both in designing solutions and offering them on the market. This represents a serious concern since the systems’ obsolescence makes the Bank more vulnerable to cyber attacks and less agile to explore the full potential of artificial intelligence.

Aware of the sensitivity of such information, as shareholders and consumers of financial products, we ask that the following information be disclosed:

•	monies to be invested over the upcoming years in order to upgrade the systems;

•	investment to be made in human capital development in order to adapt human resources to these new technologies;

24	Scotiabank

ABOUT THE MEETING

•	means identified by the Bank to assist customers whose personal information has been stolen, including:

o	credit report monitoring by Equifax and setting up alert notifications in case of major credit score changes indicating unusual transactions;

o	Internet scan to see if personal information of the member is being used on suspicious Internet sites;

o	identity restoration: taking the necessary steps to restore the identity of a member who has been the victim of identity theft.

We believe that the disclosure of such information would reassure both shareholders and customers in their relationships with the Bank.

The bank’s position

Scotiabank agrees that investment in our people, processes and technology is a critical investment for the bank’s future. We have invested significantly not only to upgrade our systems and protect our customers’ information, but as a strategic differentiator and to give our customers a superior and secure banking experience. However, the proposal as written cannot be supported. While we are proud to share some of the digital milestones of the past five years and the progress made on our digital transformation (a focus priority of our long-term strategic agenda first announced in 2015) as we have disclosed in our annual reports and at our annual meetings, we view technology as a competitive advantage and therefore, are not able to detail precisely what the next five years will entail in the manner this proposal prescribes. Similarly, we are concerned that disclosing how we would assist customers whose personal information has been stolen, as proposed, would provide insight into our competitive information and potentially be used through unintended ways against customers or the bank. As such, the board recommends voting against the proposal.

In 2016, we launched digital factories in five priority markets. In 2017, we were the first bank in Canada to hold a Digital Banking Update. In 2018, we invested $3.3 billion (close to 11% of our revenue) in technology. Our investment in technology grew at a faster rate than other non-tech investments (12% vs. 5%). In 2019, we continued to deploy this significant investment strategically. In our 2019 annual report, our President and CEO noted some of the key initiatives under way including modernization of our technology platform, using a secure cloud-first technology strategy, and how our growth in technology is now moderating at a higher base level with a focus on optimizing our operating model and maintaining industry-leading technology.

We have doubled our investments in cybersecurity in the last four years, leading to 30% improvements in control efficacy. Further, we have also committed to investing $250 million over the next decade to reskill our employees for the digital economy, including initiatives such as the real-time LinkedIn Learning experience; a significant technology learning platform to upskill our employees in their digital skills; and a digital discovery zone designed to enhance employees’ digital IQ. We also launched a new Privacy Commitment that articulates how we approach using customer information responsibly and keeping customers’ data safe.

Although we have strong controls, we have a multi-disciplinary response team who will address any fraud or cyber-incident that may occur, including working with external credit score providers. We are fully committed to communicating with relevant stakeholders and working to remediate any issue to continue the trust our clients place in us. Our response must be fit for purpose to address any specific incident and, as such, we cannot pre-commit to a specific course of action. Furthermore, we are empowering clients to pro-actively monitor their credit score for free as part of our “Creditview” tool on our online and mobile platforms.

In the running of our business, we face different strategic choices and trade-offs. With regards to technology, the bank made the decision to modernize our foundation and build our capabilities. As a result, our investment in technology has been purposefully elevated since 2014. We could have chosen to cut our technology spend to boost our short-term bottom line. Instead, we have made the strategic choice to invest for the future. Customers and shareholders can have confidence that the bank is making significant investments in technology and keeping bank and customer information safe as a competitive imperative. The trust our customers have placed in us is one of our greatest assets and something we are committed to upholding. The bank has already, where appropriate, disclosed information that is within the scope of the proposal, both for customers and shareholders. The bank remains committed to transparency with its stakeholders and continually reviewing our disclosure with a view to enhancing and/or expanding our information. However, disclosing the information in the manner requested by the proposal would be counter-productive as it would diminish our digital competitive advantage and potentially reveal ways to avoid our controls and processes. Accordingly, the board recommends voting against it.

Management proxy circular	25

PROPOSAL NO. 3

Diversity Target

It is proposed that the Bank set a target of more than 40% of the Board members for the next five years.

Argument

For several years now, Canadian banks have paved the way for a greater female representation on boards of directors and at the most senior corporate levels. They have implemented policies and taken steps to foster gender diversity. However, none of the big Canadian banks has updated its targets for female representation on its board of directors since the adoption of Regulation 58-101 respecting Disclosure of Corporate Governance Practices in 2014. It should be noted that under such Regulation, most Canadian issuers listed on the Toronto Stock Exchange are invited to disclose whether they have adopted a target (number or percentage) regarding female representation on their boards of directors. The following table illustrates the situation well:

Bank	% of women among independent directors	Target
BMO	36%	At least 33% of both genders
NBC	38%	At least 30% of women by 2022
CIBC	50%	At least 30% of both genders
Scotia	46%	At least 30% of both genders
Royal	46%	At least 30% of women
TD	38%	At least 30% of both genders

Since banks often serve as models of good corporate governance for small and medium-sized businesses, failure to update their targets may suggest that the existing targets are still the objective to be achieved. However, it is recognized that there are more qualified women than positions to be filled and that different stereotypes and biases have prevented women from accessing such functions. In this context, it is therefore proposed that the Bank amend its diversity policy in order to increase to 40% the minimum representation of both genders on its board of directors.

The bank’s position

Scotiabank is committed to board diversity and has taken great strides to steadily increase the diversity of our board and broader organization. Scotiabank has consistently had over 20% female board members since 2004. Since 2012, we have had over 25% and since 2017, over 30% women on our board. This year, 38% of our nominated directors are female. We are grounded in the belief that the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics. The board views the proposal as unnecessarily narrow in scope, as well as restrictive, and therefore, recommends voting against the proposal.

The corporate governance committee regularly reviews board succession with a view to the board and committees having the right skills, qualifications and perspectives. As detailed in our written board diversity policy, which was first adopted in 2013 along with our gender diversity goal, we define diversity broadly across a range of characteristics. Contrary to the statements in the proposal, we have amended our diversity policy over the years, including increasing our goal for female representation on the board from 25% to 30%.

The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

When considering potential candidates, the board primarily considers skills and experience. However, diverse candidates are considered for each board seat. Having a hard target of 40% constrains the board in its selection of candidates as there is no flexibility afforded should the board want to fall under this ratio for a limited time, and may result in not being able to equip the board with the relevant skills it needs as a result of a candidate being disqualified on the basis of gender. Rather, the board feels that its current selection process, which you can read about on page 40, maximizes the board’s ability to attract and retain the best candidates in a dynamic business environment.

Scotiabank supports diversity beyond its board table and is a proud sponsor of several initiatives including Women in Capital Markets, the Catalyst Accord, the 30% Club of Canada and organizations increasing the representation of women in the technology industry. Among our employee base, we have set female VP+ level goals of 37% of our global VP+ population and 45% of our Canadian VP+ population by 2021 to build the pipeline of executive-ready women. Scotiabank also launched its own

26	Scotiabank

ABOUT THE MEETING

Women’s Initiative which includes a commitment of $3 billion in capital to women-led enterprises as well as mentorship and education. We are also launching boardroom ready training for potential and new female directors in corporate Canada for our Global Banking and Markets clients. In our own footprint, we have strong gender diversity at many of our large subsidiary boards with close to 20% female representation in Chile and Mexico; close to or over 30% in Colombia, Peru and the US; and 45% in Trinidad and Tobago and Jamaica. Among our Canadian subsidiaries, women’s representation is 50% on the Scotia Capital board and 63% among Tangerine Bank directors, which was also the first major Canadian financial institution to have a female President and CEO. All of these initiatives are more meaningful at driving real change than a rigid number for one select group. As such, the board recommends voting against the proposal.

PROPOSAL NO. 4

Whereas, in accordance with the Canadian Constitution in 2016, Canada officially adopted the United Nations Declaration on the Rights of Indigenous Peoples – September 13th, 2019, marks the 12th anniversary of the adoption of this declaration by the United Nations;

Whereas, a Food & Water Watch article identified Scotiabank as funding companies that financed and built the Dakota Access Pipeline, a project entangled with Human and Indigenous Peoples’ Rights violations;

Whereas, Scotiabank refuted financial involvement even after the senior researcher for the original article provided official transactional documentation via Securities and Exchange Commission documents, illustrating Scotiabank’s loan agreements with Energy Transfer Partners and affiliated banks providing additional financing to the corporation;

Whereas, Scotiabank has made a distinction between “project-based” financing and corporate level loans for general corporate purposes, declaring that in the case of the Dakota Access Pipeline, the financing was purely a general corporate loan to a company which was building the Dakota Access Pipeline;

Whereas, Scotiabank has declared it has a robust due diligence and loan screening process in place to ensure Human Rights are not violated;

Whereas, a statement on our Bank’s website stated “While the Bank is involved in the oil and gas sector around the world in different capacities, we are not involved in the financing of the Dakota Access Pipeline project”;

Whereas, regardless of whether these Scotiabank loans were project based or corporate, it is disingenuous to differentiate loans that both may violate Human and Indigenous Peoples’ Rights;

Whereas, Scotiabank admitted financial involvement in the Trans Mountain Pipeline expansion, at the project level, with the same controversies and issues of Human and Indigenous Rights violations;

Whereas, Scotiabank provided nearly $70 billion in fossil fuel financing by financial institutions, including key oil, gas and coal companies from two thousand sixteen through two thousand eighteen, inevitably leading to catastrophic climate change for future generations, especially Indigenous communities most impacted by environmental degradation1;

Whereas, to align their policies and practices with a world that limits global warming and fully respects Human and Indigenous rights, the 2019 Banking on Climate Change Report urges banks to:

» Prohibit all financing for all fossil fuel expansion projects and for companies expanding fossil fuel extraction and infrastructure.

» Fully respect all Human Rights, particularly the rights of Indigenous Peoples, including rights to water and lands and the right to Free, Prior and Informed Consent, as articulated in the United Nations Declaration on the Rights of Indigenous Peoples.

» Prohibit all financing for projects and companies that abuse Human and Indigenous Rights.

RESOLVED: Shareholders request that Scotiabank revise its Human Rights policies to ensure that, in all project finance and commercial lending settings where substantial concerns may be reasonably expected, the bank will thoroughly consider the finance recipients’ policies and practices for potential impacts on Human and Indigenous Peoples’ Rights, including respect for the Free, Prior and Informed Consent of indigenous communities affected by all Scotiabank’s financing.

The bank’s position

Scotiabank is proud of its history on human rights issues; Scotiabank was the first Canadian financial institution to publish its written commitment to human rights, which we did in 2016. As part of our ongoing discussions with the shareholder over the last four years on these topics, we have continued to evolve our practices including revising our human rights statement in 2019 to be more explicit about how we acknowledge and respect the rights of Indigenous Peoples. We also revised the statement to reflect the extensive due diligence requirements in our policies and procedures to address these issues. After years of ongoing dialogue and considerable work by Scotiabank, the proposal has been substantially implemented and therefore, the board recommends voting against it.

[1]	http://priceofoil.org/content/uploads/2019/03/Banking-on-Climate-Change-2019-final.pdf

Management proxy circular	27

The proposal as worded presents challenges for implementation beyond what the bank has already done. Our existing due diligence in regards to addressing and mitigating environmental and social risk is robust and considers environmental, social, health and safety, Indigenous Peoples and climate change risks on the same level of importance and adjudication scrutiny as traditional forms of financial risk. Scotiabank has policies and processes in place so that for project finance, corporate and commercial lending settings where substantial concerns may be reasonably expected, the bank conducts further due diligence on the finance recipient’s policies and practices for potential impacts on human and Indigenous Peoples’ rights. As a proud signatory to the Equator Principles, this includes utilizing its financial industry risk management framework for determining, assessing, managing and reporting environmental and social risks and whether projects meet our human rights expectations. For projects with potentially adverse impacts on communities, including Indigenous communities, free, prior and informed consent (FPIC)1 will be required. FPIC currently does not have a universal definition, nor has its interpretation and application been settled. As Scotiabank must operate within the laws of the jurisdictions in which we do business, we are carefully monitoring developments in this area but cannot commit to something that is largely unsettled. Furthermore, to implement the proposal as worded would impact day-to-day operations as it dictates a specific method for Scotiabank to implement its policies, as well as those of its clients, in all of its credit and loan underwriting procedures.

We have held lengthy discussions with the shareholder with the goal of creating a constructive dialogue and a mutual understanding of each other’s point of view. Scotiabank is committed to transparency with our stakeholders and we have been completely forthright with the shareholder in all of our discussions with them over the last few years. This year, we shared how we work with and support Indigenous communities, highlighting that we hold the highest rating for Progressive Aboriginal Relations from the Canadian Council for Aboriginal Business (Gold Level) and that we are the only financial institution to be invited to the Canadian Chamber of Commerce Task Force on corporate/Indigenous engagement. We then extended several invitations to the shareholder to collaborate with us in these initiatives, including providing stakeholder input to industry roundtables, as part of our ongoing commitment to helping Indigenous communities become fully involved in Canada’s economy. The shareholder declined.

We also shared our recently announced Climate Commitments: five tangible ways the bank will transition to a low-carbon, more resilient economy and accelerate climate solutions through our core business activities. This reinforces our market leading TCFD reporting that we began in 2018; our enhanced climate risk assessments in our lending, financing and investing activities; how we will further the dialogue on climate change; and how we are decarbonizing our own operations. Notably, it includes our commitment to mobilize $100 billion in capital by 2025 to reduce the impacts of climate change, a responsible and meaningful way to effect change in furtherance of our support of the principles of the Paris Agreement.

Throughout our discussions with the shareholder on this proposal, it became apparent that the shareholder is more concerned with micromanaging Scotiabank’s loan portfolio and lending policies on how we assess risk, rather than addressing broader solutions that must be more-encompassing, given the complex issues raised in the proposal. Scotiabank is of the view that our employees have the expertise to develop our lending policies and assess risk, and while we welcome constructive engagement on these topics as our policies and practices continue to evolve, the content of those policies is a management responsibility. Further, this highly prescriptive proposal fails to acknowledge how we are already meaningfully addressing these multi-faceted issues in a constructive manner.

Scotiabank is guided by its principles that respect for human and indigenous rights is fundamental to the way we do business, and is part of our core values across all of our business activities and operations. We are committed to these rights as a financial services provider, as a business partner and as a contributing member to the communities in which we operate, including Indigenous communities. We cannot support the proposal as written; we have substantially implemented the proposal to the maximum extent possible as noted above, and further, the proposal endeavours to micromanage areas of business that are the responsibility of management, not shareholders. Accordingly, the board recommends voting against the proposal.

[1]	As described by the Equator Principles.

28	Scotiabank

2	Governance

Good corporate governance is a critical part of the bank’s culture and fundamental to our long-term success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of Scotiabank.

Good governance is not about checking a box. It’s about an effective structure, a purpose-driven mandate, diverse viewpoints and a culture of continuous improvement. These qualities are what enable Scotiabank to cultivate deep insights into how the world, our financial markets and our bank work so that oversight is agile, transparent and forward-looking. This section discusses how governance works at Scotiabank, our board and its priorities, and what you can expect from our directors.

A solid foundation of openness, integrity, continuous improvement and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
Structure of the board	32
Board priorities	33
Board composition, development and assessment	40
Director compensation	19
Director equity ownership	21
Committee reports	49

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, and management. Formal mandates are approved for the board, each committee, the Chairman of the Board, committee chairs, directors and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	29

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

2019 highlights

Scotiabank was again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

•    appointed the bank’s third independent Chairman as part of the board’s succession plan

•    operationalized the risk committee’s increased focus on non-financial risks and the audit and conduct review committee’s enhanced focus on conduct and culture

•    continued building bench strength among the senior leadership team and aligning compensation with risk and performance

•    dedicated significant time to cyber-security and keeping the bank safe

•    built strong awareness around the power of data analytics and emerging technologies as a differentiator for the bank

•    sharpened the bank’s focus on high growth potential markets while de-risking the bank

•    reinforced its broad view of corporate social responsibility matters, including the bank’s climate change strategy and employee training programs

•    further enhanced its commitment to stakeholder engagement throughout the year, particularly on environmental, social and governance issues.

30	Scotiabank

GOVERNANCE

    WHAT WE DO

▶	Independence

•	12 of 13 directors are independent

•	all committee members are independent

•	board committees have full authority to retain independent external advisors

•	in camera sessions with independent directors are scheduled at each board and committee meeting

▶	Integrity, ethics and accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards our directors may sit on

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its four committees

•	we have financial services and risk management experience on every committee

•	the human resources committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Leadership, development and succession

•	we have individual (not slate) voting for directors

•	we do not have a staggered board – all our directors are elected annually

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy

•	we have a robust orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Stewardship and stakeholder engagement

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	we have a robust shareholder engagement program, led by the Chairman

•	we have strong equity ownership guidelines to align director and shareholder interests

•	directors engage with our international subsidiary boards throughout the year

•	we have a robust environmental and social responsibility strategy

    WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	DDSUs are non-transferable and are only redeemable after a director leaves the board

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chairman does not have a deciding vote in the case of a board tie

Management proxy circular	31

GOVERNANCE

About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•	oversee the bank’s strategic direction as stewards for stakeholders
•	supervise the management of the business and affairs of the bank
•	maintain the bank’s strength and integrity through strong oversight
•	set the tone at the top, promoting trust and integrity with our shareholders, customers, employees, regulators and communities
•	oversee the bank’s organizational structure and succession planning for senior management roles
•	continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 13 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

Four standing committees help the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary, and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 49.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on two board committees and the Chairman is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the Board and committee chair succession, in light of director term limits.

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

At every meeting, time is allocated to in camera sessions without management (including the President and CEO). Depending on the nature of the business discussed at the meeting, the board has the ability to waive this. In fiscal 2019, the independent directors met without management at all but one regularly scheduled meeting where they waived the need for an in camera session amongst independent directors and instead held an in camera session amongst non-executive directors. In addition, the board held two special meetings during the year where they waived the need for in camera sessions based on the nature of the business discussed.

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

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The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with the Office of the Superintendent of Financial Institutions (OSFI, our primary regulator), shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair
•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	facilitating effective communication between the committees
•	reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have written position descriptions outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	keeping abreast of industry developments and the competitive landscape
•	reviewing results against our capital plan throughout the year
•	approving new strategic initiatives, as well as significant acquisitions, divestitures and investments
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk
•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

There is an in-depth session held every year by the board with management dedicated to strategic planning and execution.

You can find the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2019 AIF on www.sedar.com.

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2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view of our risks across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2019 MD&A.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk culture

A strong risk culture promotes behaviours that align to the bank’s values, supports sound-risk taking and enables employees to identify risk-taking activities that are beyond the established risk appetite.

Areas of focus for 2019 included: – Analytics and data – Capital and expense management – Chairman succession – Culture and conduct risk – Cyber-security and technology risk	– Environmental risk including climate change – Geo-political issues – Integration risk – operational and reputational – Risk culture – Strategic repositioning and de-risking the bank

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

• provides oversight on the effectiveness of the bank’s system of internal controls

• oversees the integrity of the bank’s consolidated financial statements and quarterly results

• oversees our climate-change related disclosure as part of our financial reporting

• responsible for conduct review, conduct risk and setting our ethical standards

• oversees the external auditor’s qualifications, independence and performance, and the finance, compliance and audit functions

Human resources committee

• in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human resources including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

• oversees leadership, succession planning and total rewards

• supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

• acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations

• responsible for the board succession plan and the bank’s approach to shareholder engagement

• reviews the bank’s environmental and social strategy and reporting

Risk committee

• identifies and monitors key financial and non-financial risks

• reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

• oversees the risk management and anti-money laundering/anti-terrorist finance functions

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Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The regulatory oversight committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

3. Conduct and culture

Given the importance culture has on our ability to execute our strategy, the board has formal oversight of culture, including conduct risk. This is a very broad concept and our understanding and approach to how we best operationalize oversight of culture continues to evolve. To that end, the board and its committees continue to monitor how to improve culture and conduct reporting including best practices and trends.

The audit and conduct review committee is responsible for overseeing how we manage conduct risk. This year, the audit and conduct review committee dedicated considerable time to operationalizing its oversight of culture, including reviewing regular reporting on how we monitor conduct risk. Our dedicated conduct risk office is responsible for developing and issuing conduct risk compliance standards for the bank, as well as the monitoring and testing of conduct risk matters.

Code of conduct

Our code of conduct describes the standards for ethical behaviour at Scotiabank including following the law where we do business, acting with honesty and integrity, protecting client information, and honouring our commitments to the communities in which we operate. The board annually approves the code and the audit and conduct review committee monitors compliance with the code.

Our code of conduct and ethical standards are embedded throughout our employee experience from onboarding to training, promotion and compensation. We communicate clearly and frequently our expectations that employees must adhere to the highest standards of business conduct to preserve our customers’ trust. We do this through a variety of senior leader messages, training on topics such as cyber-security and risk appetite, regular manager feedback and compensation decisions. We regularly seek feedback from our employees and customers to promote a culture of speaking up if actions do not match words and reinforcing the right behaviours.

Employees and directors are required to review the code, including our whistleblower policy and procedures, when they join the bank or the board. We have annual training and testing to demonstrate that employees understand and have complied with the code. Directors must also read and consent to the directors’ conflicts of interest policy. None of these standards can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. There were no waivers in 2019.

We also have more specific policies and training for employees and directors including anti-bribery and anti-corruption, insider trading, anti-money laundering, privacy and managing risk.

We are committed to respecting human rights and treating all employees fairly, including providing a harassment-free work environment. We have employee training and protocols for preventing, reporting and addressing harassment and prohibit retaliation against employees that raise concerns or complaints in good faith. We also have mandatory conscious inclusion training for all employees.

Avoiding conflicts of interest

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

Our code of conduct outlining our ethical standards can be found in the corporate governance section of our website.

Integrity and tone at the top are of paramount importance. The board assesses how it operates and presents itself outwardly as well as how senior management creates a culture of integrity through Scotiabank.

A key board responsibility in overseeing the bank’s culture is the selection and appointment of our President and CEO and executive management team.

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Reporting a concern

All directors, officers and employees have an obligation to report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the code of conduct and other compliance policies, or retaliation against an individual who reports a concern.

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the code of conduct. It protects employees who make a report in good faith.

The following reporting channels are available under the policy:

•  calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•  an external party can raise a concern by contacting the Office of the President (see the back cover)

•  concerns relating to regulatory compliance, breaches of the code of conduct or other compliance policies can be directly escalated to Global Compliance

•  all concerns can also be raised directly with the Chief Auditor

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern.

All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditors without management present
•

receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses

•	reviews the effectiveness of our compliance program as well as front-line and second-line compliance culture
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. Over the past few years, we have been investing significantly in strengthening our controls surrounding people, processes and technology to protect the bank as well as the bank’s and our customers’ information.

We are continuing to deploy the over $3 billion investment made last year alone in technology to protect our systems, our information and our customers’ information. Substantial resources are being dedicated to cyber-security, knowing our customers and improving our systems. All of our employees receive annual training on cyber-security awareness and regular testing is conducted.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

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4. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool and deploying our leaders to drive performance across our footprint. To maintain our competitive advantage in our global market, we identify and develop individuals who reflect our customer base and have the ability, aspiration and engagement to lead the bank.

The board and human resources committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. The board’s committees meet regularly to review and approve the development and succession plans for executive leaders, ensuring appropriate depth of current and future talent in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the human capital committee and meet monthly to review progress against our leadership strategy.

To execute against this strategy, we are investing significantly in our employees. In 2019, we launched LinkedIn Learning, an on-demand library of high-quality content covering a range of business, creative and technical skills, to 30 countries. We also significantly invested in our executive officer population with 59% of executive vice presidents and above participating in immersive executive development and plan to continue this investment in 2020. We actively identify and develop future leaders through our dynamic talent management process and provide them with tailored executive development training to equip them for future roles.

Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential and recognize that diverse teams better reflect our customers and create stronger results for our shareholders. Our diversity and inclusion strategy is led by the Inclusion Council, comprised of senior leaders representing a wide range of areas within the bank and chaired by the President and CEO. With the Council’s direction, leaders across the bank embed the strategy into enterprise-wide initiatives and promote a culture of diversity and inclusion to drive better business results. You can read about some of our many initiatives fostering inclusion of women, visible minorities, Indigenous peoples, people with disabilities, LGBT+ communities and veterans in our employment equity report, available on our website.

Fostered by the Inclusion Council and overseen by the human resources committee, the bank continues to move toward diverse leadership at every decision making table across the organization. A key component of our approach to diversity and inclusion is the identification, development and advancement of women globally. The bank has pledged support to the Canadian Chapter of the 30% Club and we are actively working towards a global goal of women leaders making up at least 37% of our global VP+ population and 45% of our Canadian VP+ population by 2021. In order to effect meaningful and sustainable change with a view to building the talent pipeline for the executive level, we have set our organizational target at the VP+ level.

Within their accountability to ensure robust succession planning for key executive roles, the human resources committee has committed ongoing attention to the development of a diverse pipeline, and there has been significant progress made against our VP+ global goal. The proportion of women at the VP+ level reached an all-time high in 2019 of 35% globally (an 8% increase in the past five years) and remained at our high of 39% in Canada (a 6% increase in the past five years). In 2019, 45% of all VP and SVP level promotional appointments were women. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the mid- to long-term.

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As of the date of this circular, 24% or 7/29 of the bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years:

	# of women executive officers/executive officers	%

Fiscal 2019	7/29	24%

Fiscal 2018	5/27	19%

Assessment and succession planning

The human resources committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and anti-money laundering. The human resources committee reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human resources committee meeting. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board had direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership pipeline.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses the CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

5. Good governance

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs, key priorities of which are described above. In doing so, the board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, customers, employees and the communities in which it operates.

While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE), we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value across our footprint, we have implemented many of our leading governance practices at our subsidiaries. Our subsidiaries are recognized in their local markets as early adopters of strong practices that improve governance.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office, whose mandate includes development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The Corporate Governance Office works with management around the world to implement practices that foster an effective oversight culture of strong and transparent accountability across our footprint.

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Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our Corporate Governance Office meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chairman and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. As well, the Chairman and committee chairs meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, risk management, corporate governance and compensation governance.

Stakeholder engagement

The corporate governance committee oversees our approach to stakeholder engagement. As noted on page 22, we have a strong stakeholder engagement program that leverages areas of expertise within the bank and the diverse insight, experience and views of our stakeholders on a range of issues including our governance practices and disclosure. Over the years, we have adjusted our practices based on feedback as part of our culture of consistently assessing ourselves and continually making improvements.

Environmental, social and governance (ESG) oversight

While the corporate governance committee has oversight responsibility for the bank’s sustainability strategy and reporting, oversight of the bank’s economic, environmental, social and governance impacts and risks is a shared board responsibility and is overseen by each board committee.

Our performance and our achievements related to environmental, social and governance factors are set out in our Environmental, Social and Governance (ESG) Report which outlines how the bank engages with our stakeholders. Our Sustainable Business strategy is grounded in our goal to create a better future for both society and the bank, and our four priorities are areas in which we feel we can make the biggest impact on – trust, climate change, economic inclusion and young people. The report contains our commitments to customers, employees, communities, the environment and strong corporate governance practices and is available at www.scotiabank.com/sustainability.

Key highlights across our Sustainable Business priorities from 2019 include:

Trust: Scotiabank was again named to the 2019 Dow Jones Sustainability Index North America, and continues to rank in the top 1% of global financial institutions for corporate governance.

Climate change: Scotiabank’s Climate Commitments were launched in November 2019, detailing the bank’s strategy to reduce the impacts of climate change, both supporting clients and within the bank’s operations. This includes a commitment to mobilize $100 billion by 2025 to reduce the impacts of climate change. In July 2019, the bank established a Green Bond Framework and issued an inaugural Green Bond (USD$500 million).

Economic inclusion: Scotiabank became the first Canadian bank to sign on to two UN initiatives – Women’s Empowerment Principles and the UN LGBTI+ Codes for Business Conduct. The Scotiabank Women Initiative, launched in December 2018, committed to allocate $3 billion in funding over the first three years to women-led businesses.

Young people: Scotiabank invested nearly $100 million globally in communities where we operate, with 70% directed towards helping youth thrive.

Several members of the board count ‘environmental and social responsibility’ as one of the key areas of experience they bring to the board, given their strong track record of community involvement, from charitable organizations to advisory committees driving standards for climate change reporting.

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In 2019, Canada’s Expert Panel on Sustainable Finance issued its final report of recommendations to stimulate and utilize the financial markets to accelerate the transition to a low-carbon economy. This report has reinforced the importance of climate change. The bank’s Climate Commitments are a demonstration of our bank’s recognition of the importance of this to our clients, shareholders and our own operations, and can be found at www.scotiabank.com/sustainability.

Our bank is actively involved in a number of initiatives designed to create economic, social and environmental value for our stakeholders and the communities we operate in. Our ESG Report details the breadth and scope of how we are supporting strong communities, a healthy environment and economic growth.

Board composition, development and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human resources committees. Our director independence standards can be found in the corporate governance section of our website.

Twelve of our 13 (92%) directors are independent. Brian Porter is the only non-independent director because of his position as President and CEO.

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditors or our executives, and have a robust three-step process for assessing independence:

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

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Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, serve on its four committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 10. Each director is financially literate.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy.

Five of the 13 directors are women.

As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada. The board’s written policy states that it aspires to have each gender comprise at least 30% of the board. This year, 38% of our director nominees are women. We have consistently had over 25% female nominees since 2012. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.	Our written diversity policy is contained within our corporate governance policies, available on our website.

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment and independence of opinion to make an effective contribution to the board’s execution of its mandate. Importantly, all of our directors also have integrity. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct (which includes our internet/email code of conduct), the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

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Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment, new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•	directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which he or she is CEO)
•	other directors should hold a maximum of four public company directorships
•	directors should serve on a maximum of three public company audit committees
•	directors cannot serve on the board of an unaffiliated financial institution.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. All of our directors comply with this guideline.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our board.

	Board	Committee memberships
Scott Bonham	Magna International Inc.	–
Indira Samarasekera	Magna International Inc.	Corporate governance, compensation and nominating
Una Power	TC Energy Corporation	Audit | Health, safety, sustainability and environment

Indira Samarasekera	TC Energy Corporation	Audit | Human resources

Change in principal occupation

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period.

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Balanced in tenure

Tenure and term limits

Our term limits promote board refreshment so that the board balances experience with fresh perspectives.

The term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are annually reviewed to make sure that they reflect best practices. We added term limits for committee chairs in 2012. We moved to a flat term limit of twelve years in 2015, which we consider to be a leading practice. Our term limits are as follows:

•  directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval.

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 10. We have never granted an exception or extended a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

Our directors have an average tenure of 5.5 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees; maintaining a skills matrix of the required skills, experiences and competencies as part of board and committee succession planning; and proposing director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual assessment process, the corporate governance committee works with the Chairman to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•	done with a view to succession planning for both the board and its committees
•	primarily determined according to key skills, experience and attributes required on the board with a view to the board’s policies including its diversity policy
•	candidates may be proposed from a variety of sources including the evergreen list or an independent search firm

Chairman and corporate governance committee chair initial review

•	the Chairman will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process
•	the corporate governance committee chair may also be involved in the initial screening
•	the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements

Management proxy circular	43

•	candidates’ profiles will be distributed to the corporate governance committee for review and whether the candidates should proceed to the next stage
•	the corporate governance committee chair will report to the committee and the board on progress

Board interviews

•	the Chairman and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit
•	assessments and background checks are conducted to assess suitability and independence

Results and recommendations

•	the corporate governance committee will review the interview and assessment results
•	the corporate governance committee may make a recommendation to the board
•	a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Before a candidate is nominated, he or she meets with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders	Any shareholder is welcome to contact the Chairman or the corporate governance committee chair to discuss corporate governance matters, including potential director nominees
Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed.

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

REGULAR COMMUNICATION AND ACCESS TO INFORMATION

We regularly provide information to directors at and between meetings about the bank, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key

44	Scotiabank

GOVERNANCE

information on a secure information portal, as part of our ongoing efforts to reduce paper consumption.

All directors are members of the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (US) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chairman oversees a director’s orientation and mentors a new director through his or her first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•	have a direct resource in the Chairman and chairs of committees on which they serve, who have responsibilities for new member orientation
•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	are invited to attend meetings of all committees initially for educational purposes and may request to attend any meeting subsequently
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	have the opportunity to meet with representatives of our primary regulator, OSFI.

All directors have completed the comprehensive orientation program.

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. In between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for and format of educational sessions. This past year, the board participated in an interactive risk management simulation and then did a deep dive to assess their experience and learnings. The board also completed online learning modules covering a range of topics from anti-money laundering to workplace safety and inclusion, similar to the annual education requirements that all employees must complete.

Management proxy circular	45

Director education in fiscal 2019

Date	Session	Attended or received materials
Regularly

Business deep dives

Educational sessions on:

–   Enterprise productivity and smart automation

–   Global Capital Markets strategy

–   Mobile and digital banking

–   Global Wealth Management

–   Tangerine Bank

–   Open banking

board
Each risk committee meeting

Risk management sessions

–   Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, transportation, energy, telecom and media, construction and engineering, agriculture, mining, metals, technology, real estate, healthcare, food and beverage, and retail/consumer risk committee

Quarterly

–   Enterprise risk management reports addressing credit, market, liquidity, operational, third party, information technology (including cyber-security), stress testing, regulatory, capital, emerging and other risks board risk committee
Quarterly	Competitive review – Competitive review of the bank and its Canadian competitors	board
Quarterly

Anti-money laundering/anti-terrorist financing

–   Educational training on anti-money laundering/anti-terrorist financing systems and developments

–   Deep dives on the bank’s anti-money laundering/anti-terrorist financing program board
November February May August October	Changing regulatory landscape – Educational updates on compliance, corporate governance, risk management, employment and compensation matters	board audit and conduct review committee corporate governance committee human resources committee risk committee
November	Tail risk simulation – Interactive simulation to further comprehension of how the bank manages “black swan” risks (risks that are very unlikely but that would have a high impact if they materialized)	board
November May	Data and analytics – Presentations on the opportunities for data analytics in both customer operations and control functions	board risk committee
November January February May June

Shareholder and analyst perspectives

–   Discussion on the bank’s shareholder engagement program

–   Internal and external speakers on shareholder/analyst perspectives and the bank’s Canadian peers

–   Investor Relations reports

board corporate governance committee
February May June August October

Corporate governance

–   Report on international and domestic subsidiary corporate governance developments

–   Updates on trends in shareholder engagement, pay for performance, environmental and social issues, board diversity, oversight of culture and director compensation board corporate governance committee human resources committee risk committee
February April June August October	Global geo-political and economic discussions – Internal and external speakers on geo-political and economic considerations in the bank’s key geographies	board risk committee
February	Focus on the customer – Presentation on the bank’s global customer service strategy, and on how the bank listens to and acts on customer feedback	board
April June August October

Technology and cyber-security

–   Presentation on the bank’s technology modernization program and leveraging efficient, scalable technology

–   Presentation on disruptive technology

–   Educational sessions by management on the cyber-security landscape, challenges and risk-mitigation strategies board
May	Payments modernization – Presentation on domestic and international developments in the payments landscape and how the bank is evolving its payments systems	board
February August October	Core purpose – Presentation on the bank’s renewed core purpose (for every future), the intersection between culture and strategy and the bank’s sustainable business strategy	board corporate governance committee
October	Online learning modules – Completion of seven modules covering anti-money laundering, cyber-security, risk appetite, operational risk, workplace safety and inclusion	board
October	Climate change commitments – Presentation on how the bank is addressing climate change in its own operations and the opportunities it is creating for our clients	board

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BOARD ASSESSMENT

The corporate governance committee is responsible for our annual formal board assessment. The committee oversaw the board assessment, which is a robust, three-part process and concluded that the board and its committees were performing well. Through questionnaires, interviews and a summary report that culminates in the development of an action plan, the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities in light of evolving regulatory expectations. For example, this year, particular attention was placed in oversight of non-financial risks, including culture, conduct and risk culture.

Questionnaire

•	developed by the Chairman and the corporate governance committee chair to reflect annual priorities; approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the Chairman
•	submitted centrally to the Corporate Secretary to preserve confidentiality and the responses formed the basis of the personal interviews with directors

Interviews

director-Chairman interviews

•   conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•   addressed directors’ views on succession matters for key roles on the board, including potential Chairman and committee chair successors

•   provided an opportunity to comment formally on management’s engagement with the board

•   facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

•   inquired on what directors consider their key contributions to be and solicited views on how the board addressed various matters throughout the year; this calls on directors to be introspective and consider how they as individuals, and collectively as a board, can improve director-corporate governance committee chair interviews

•   conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, noteworthy issues relating to the board and its operations as well as themes raised in the confidential questionnaire results

•   provided an opportunity to comment formally on the Chairman’s performance and provide constructive feedback for the Chairman, given that this is his first year in the role

•   addressed directors’ views on potential Chairman and committee chair successors at this time and in the future management-Chairman interviews

•   members of the bank’s operating committee were interviewed for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

Management proxy circular	47

Reports

to the corporate governance committee

•   presented by the committee chair for discussion and feedback

•    committee chair and Chairman reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• presented by the Chairman and corporate governance committee chair • included recommendations and considerations based on the results

Follow-up

•   committee chair and Chairman developed an action plan to address issues, monitor progress and report back

•   action plan involves working with other committee chairs and management as appropriate

•    progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. It may periodically retain an independent advisor to facilitate this assessment. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about comments or concerns.

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Committee reports

The members listed are as at October 31, 2019.

AUDIT AND CONDUCT REVIEW COMMITTEE

Una Power (chair, financial expert)

Scott Bonham

Charles Dallara

Tiff Macklem

Michael Penner

Aaron Regent (financial expert)

Susan Segal

Benita Warmbold (financial expert)

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

•  met separately with the Chief Financial Officer

•  met separately with the Chief Compliance Officer, following transfer of oversight of compliance to the committee

•  met separately with the Chief Auditor

•  met separately with the external auditor

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance, standards for ethical behaviour, conduct and conduct risk management, internal control functions and has a direct relationship with the external auditors.

Fiscal 2019 key responsibilities and highlights:

Financial reporting

•   as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

–   IFRS changes

–   acquisitions and divestitures

–   provisions for credit losses

–   strong capital management

•   reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

•  supported the bank taking a leading position on climate-related financial reporting

Compliance oversight

•   held executives accountable for audit and regulatory matters related to their business lines

•   reviewed quarterly reports on our global compliance programs

•   reviewed reports from regulators across the bank’s footprint

•   reviewed the impact of changing regulations and regulatory expectations on the bank’s business

•   reviewed reports on legal matters and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

Culture and conduct review

•   set relevant and meaningful standards of conduct and ethical behaviour, by recommending a refreshed code of conduct

•   continued to evolve its oversight of conduct and conduct risk management through regular reporting on customers, employees and market conduct

•   reviewed reports covering the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

•   reviewed the bank’s complaints and incidents report each quarter and the ombudsman’s reports

•   reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

Internal controls

•   reviewed and monitored our internal control framework, including approving our internal control policy

•   reviewed the annual effectiveness of the Dodd-Frank compliance program

•   communicated directly with internal audit

External auditors

•   reviewed the pre-approved services to be performed by the external auditors

•   reviewed the audit plan for scope and areas of focus. Oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal controls over financial reporting

•   reviewed the audit fees including the proportion for audit services versus non-audit services

•   assessed the auditors’ performance. Concluded that given the scope and location of services required, and the quality of service received by the bank, the audit process should not be tendered at this time and the auditors should be recommended for reappointment

Oversight of finance, compliance and internal audit functions

•   reviewed and discussed the quarterly internal audit reports. Reviewed the audit strategy. Approved the annual audit plan and reviewed areas of focus

•   reviewed the independent third party report on the effectiveness of our finance function

•   approved the mandates of the Chief Financial Officer, Chief Compliance Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

•   oversaw the independence of the finance, compliance and internal audit departments, assessed the effectiveness of the departments and reviewed their succession plans and reviewed and approved their mandates, budgets, organizational structures and resources

Management proxy circular	49

CORPORATE GOVERNANCE COMMITTEE

Nora Aufreiter (chair)

Scott Bonham

Michael Penner

Aaron Regent

Indira Samarasekera

meetings: 6

At each regularly scheduled meeting, the committee met in camera without management present.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee and oversees our board assessment process. It informs the board on our approach to shareholder engagement, oversees our Sustainable Business (environmental, social and governance) strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2019 key responsibilities and highlights:

Board composition and succession

•   reviewed board and committee composition and the required skills and attributes to have a high-functioning board

•   undertook succession planning as part of its forward-looking agenda

•   oversaw a smooth leadership transition in anticipation of Susan Segal reaching her chair term limits, and recommended Nora Aufreiter as committee chair

•   engaged an independent search firm to identify candidates with specific skills and experience

•   continued to expand and develop the evergreen list of potential director candidates

Director orientation and education

•   oversaw a comprehensive director orientation and education program, including hearing from leaders in cyber-security and geo-political issues, and participating in a risk scenario simulation

Core purpose including environmental and social oversight

•   discussed the bank’s renewed core purpose and how it will be implemented

•   reviewed the bank’s Sustainable Business strategy, priorities and reporting and international trends in this area

•   monitored the bank’s environmental and social priorities throughout the year including investments in communities, our workforce and the environment

Subsidiary governance

•   reviewed our subsidiary governance strategy, including internal reports and regulatory reviews

•   discussed priorities including aligning governance practices following acquisitions and achieving scale through the bank’s subsidiary framework

Stakeholder engagement

•   oversaw our stakeholder engagement program including how shareholder feedback is considered and addressed

•   reviewed areas of focus for shareholders globally and shareholder engagement trends

•   with the entire board, met with OSFI to discuss various topics including corporate governance matters and upcoming areas of focus

Board, committee and director assessment

•   oversaw the board, committee and director assessment process to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

•   further enhanced our corporate governance practices with a view to global priorities for financial institutions such as oversight of non-financial risks, including culture and conduct

•   reviewed the frequency of meetings necessary to provide appropriate oversight of our global operations as well as future off-site meetings with subsidiary boards in local markets

•   reviewed director compensation and equity holding requirements

•   reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

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GOVERNANCE

HUMAN RESOURCES COMMITTEE

Scott Thomson (chair)

Nora Aufreiter

Guillermo Babatz

Una Power

Aaron Regent

Indira Samarasekera

Benita Warmbold

meetings: 8 (including two joint sessions with the risk committee)

At each regularly scheduled meeting, the committee:

•  met separately with its independent advisor

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership succession and the performance management of the President and CEO.

Fiscal 2019 key responsibilities and highlights:

Compensation philosophy and human resources policies and practices

•   reviewed our compensation policy, executive compensation practices and program design to continue to retain and attract talent

•   oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

•   oversaw the design, effectiveness and competitiveness of our benefits programs globally, contributing to our position as an employer of choice

•   reviewed the funding, performance, governance and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

•   reviewed a suite of compensation policies in keeping with evolving regulatory expectations and governance best practices

Compensation governance

•   tendered the role of the committee’s independent advisor and selected Hugessen Consulting Inc.

•   reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting, including best practices of the Financial Stability Board (FSB), IIF, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as Institutional Shareholder Services and Glass Lewis

•   reviewed updates on key human resources- and compensation-related regulatory developments

•   met with the bank’s Chief Auditor to discuss the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

Managing compensation risk

•   reviewed our clawback policy as part of our approach to operating within our risk appetite

•   met with the risk committee to jointly review:

–   a tiered approach to overseeing our material incentive plans, based on risk-based criteria and governance

–   risks and rewards associated with the design and funding of our material compensation plans, including a discussion with the Chief Risk Officer

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

Executive compensation

•   reviewed regulatory, governance and executive compensation trends and evolving practices

•   oversaw all aspects of our executive compensation program and our material incentive plans

•   reviewed our management equity ownership requirements

•   assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads and all other officers at the level of executive vice president and above

•   recommended an enhanced pay-for-performance approach for executives, specifically, how performance drives total variable compensation awards

Leadership and succession planning

•   reviewed and approved the mandates for all executive roles including control function heads

•   assessed the President and CEO’s performance against his approved mandate and performance objectives

•   oversaw the leadership strategy and succession planning process with a view to building bench strength across our footprint

•   reviewed our diversity and inclusion initiatives, the building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

•   oversaw immersive leadership development for senior leaders, including comprehensive assessments and a global executive program

•   as part of board and committee meetings and director education sessions, had significant exposure to and interaction with a diverse group of senior leaders to gain greater visibility into the bank’s executive leadership pipeline

Management proxy circular	51

RISK COMMITTEE

Tiff Macklem (chair)

Guillermo Babatz

Charles Dallara

Aaron Regent

Susan Segal

Scott Thomson

meetings: 6 (including two joint sessions with the human resources committee)

At each meeting, the committee:

•  met with the audit and conduct review committee chair, who attended the meeting in full

•  met separately with the Chief Risk Officer

•  met separately with the Chief Anti-Money Laundering Officer

•  met separately with the Chief Compliance Officer, until oversight of compliance was transferred to the audit and conduct review committee

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2019 key responsibilities and highlights:

Risk oversight

•   reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

•   reviewed and approved significant country, industry, market and portfolio risks and limits

•   reviewed quarterly enterprise risk reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank

•   dedicated significant time to review of technology, cyber-security, climate change and operational risks

•   met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans

•   reviewed our resolution and recovery plans and received reporting on recovery plan testing

Risk appetite framework

•   reviewed our enterprise risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval

•   reviewed significant risk management frameworks

Risk culture

•   received updates on evolving regulatory expectations surrounding risk culture

•   reviewed the bank’s risk culture initiatives including strengthening business compliance capability, oversight of reputational risk, third party supplier risk, and evolving the bank’s culture

•   reviewed regular reports about our compliance program prior to this responsibility being transferred to the audit and conduct review committee

•   reviewed initiatives to de-risk the bank including refocusing the bank’s footprint

Compensation risk

•   met with the human resources committee to jointly review:

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   key elements of our executive compensation program, including plan design, targets, metrics and potential payouts

–   risks associated with executive compensation, incentive plans, the business performance factor and incentive awards. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite

Oversight of risk and anti-money laundering functions

•   reviewed regular reports about our anti-money laundering and anti-terrorist financing programs

•   oversaw the smooth transition of the role of Chief Anti-Money Laundering Officer

•   approved the mandate of the Chief Risk Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness and performance reviews

•   oversaw the independence of the global risk management and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans, and approved their mandates, budgets, organizational structures and resources

52	Scotiabank

3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions in 2019. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and our risk appetite.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer

Rajagopal Viswanathan Group Head and Chief Financial Officer

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation

Adrián Otero Rosiles Executive Vice President and Country Head, Scotiabank México

Dan Rees Group Head, Canadian Banking

James P. O’Sullivan Strategic Advisor to the CEO (formerly Group Head, Canadian Banking)

Dear fellow shareholders,	Message from the chair of the human resources committee

On behalf of the human resources committee and the board, I am pleased to share with you our approach to executive compensation, including the framework we used to make pay decisions for our President and CEO and other named executive officers for 2019. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders over the mid to long term, without encouraging excessive risk-taking.

We believe that executive compensation should be strongly linked to corporate performance and have a direct relationship to the contributions our executives make toward the achievement of overall results. Aligning executive pay with performance also ensures their compensation is aligned with shareholder value. This includes the compensation of our President and CEO and other named executives.

Our objective is to have a compensation program which is clear, easily communicated and understood by our employees, shareholders and other stakeholders. Specifically, our compensation strategy centres around five goals:

•	focusing executives on the mid to long term by paying out compensation over time and making the majority of compensation equity-based
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
•	supporting the bank’s goals by paying for performance against the same metrics we use to measure success
•	designing programs that are fair, compliant and in line with the companies with which we compete for talent.

Management proxy circular	53

We believe in the importance of managing compensation risk, and the flexibility to apply discretion, when appropriate, in determining the final pay for performance decisions. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment, including making considered decisions to adjust payouts up or down when appropriate.

Scotiabank’s achievements this year

2019 was a productive year for the bank and one also marked by geopolitical tensions, market volatility, and concerns about global economic growth. We sharpened our geographic focus and made progress to strategically reposition the bank by:

•	integrating several key acquisitions ahead of previously-announced timelines, including BBVA in Chile as well as Citibank’s retail and small business operations in Colombia
•	improving quality of earnings while reducing our risk profile through exiting several non-core businesses and geographies
•	increasing scale and market share in our core markets of Canada and the Pacific Alliance countries
•	strengthening our wealth business
•	enhancing our competitive advantage in technology and talent with leading levels of technology investment to support our digital banking strategy.

2019 all-bank business performance factor and performance share unit factor

We continue to deliver consistent, solid earnings, return on equity (ROE), operating leverage and customer performance in each of our core businesses within the external context of the challenges and pressures mentioned above. For compensation purposes, 2019 results were above target on one of four measures, where our targets were set at stretch levels to drive performance over the mid and long term.

	2019 target	2019 performance for compensation purposes		performance vs. target
Earnings per share	$7.48	$7.14		below target
Return on equity[1]	14.6%	13.9%		below target
Operating leverage[1]	0.1%	(0.6%	)[2]	below target
Customer	100	102		above target
1.	These terms are not defined under GAAP (see page 99).
2.	Excluding the pension revaluation benefit gain in 2018 of $203 million pre-tax.

These results are reflected in our named executives’ total variable compensation this year by a business performance factor of 85 compared to 117 in 2018. For compensation purposes, 2019 results fell short of target for three of our four corporate performance objectives, compared to 2018 when we exceeded target on all four metrics. 2019 earnings per share and return on equity targets were set higher than last year, to reflect our ongoing commitment to delivering strong results to our shareholders. The board assessed our performance relative to peers against key financial metrics, and also considered our achievement of corporate actions, to gain scale and market share in core markets and to strategically align the bank’s risk portfolio, as well as our share price performance and capital management relative to peers. Based on this assessment there was no adjustment made to the calculated factor of 85.

The performance factor in our mid-term incentive, which is based on our three-year total shareholder return (TSR) and three-year average return on equity, was 89. Our annualized three-year TSR of 6.5% was below the median of our performance comparator group, and our three-year average ROE was slightly above target. The committee reviewed these results and discussed whether a discretionary adjustment to the performance factor was warranted. The committee considered the bank’s significant achievements to reposition our geographic footprint and simplify operations, against the backdrop of industry-wide headwinds, as well as the desired balance of managing risk and alignment with shareholders. These actions were taken by the bank in consideration of our long-term perspective and focus on getting our business mix and risk profile right. After discussion and deliberation and having considered overall relative performance, the committee concluded that the calculated performance factor of 89 should remain unchanged.

President and CEO performance and compensation

Throughout the year, Mr. Porter oversaw a complex program of acquisitions, divestitures, integrations and new partnerships that materially enhanced the bank’s strategic focus, earnings quality and growth prospects, while improving our risk profile. Notable aspects of Mr. Porter’s performance in fiscal 2019 include:

•	delivering +0.4% earnings per share growth and 13.9% ROE (adjusted for acquisition and divestiture related amounts)
•

advancing the bank’s strategic repositioning of its global footprint and making substantial progress in integrating several key acquisitions ahead of previously announced timelines, while exiting several non-core businesses and geographies

•	advancing the bank’s digital transformation and launching Canada’s # 1 overall banking mobile app (source: J.D. Power)
•	strengthening the core of the bank in key areas including anti-money laundering, technology and cyber-security infrastructure, and various operational improvements across our footprint
•

improving the depth and diversity of the bank’s leadership pool – particularly with regard to gender diversity, where the bank’s vice presidents and above are now comprised of 35% women globally and 39% in Canada, a new global high-water mark for the bank

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•	advancing the bank’s focus on customers, delivering a leading customer experience and deepening relationships with customers across our businesses
•	launching and enabling the bank’s core purpose: for every future.

Mr. Porter’s performance at year end was assessed on all-bank business performance as measured against the four corporate performance metrics above and his achievement of our key strategic and organizational deliverables. The board awarded Mr. Porter total direct compensation of $10,612,000 for his 2019 performance and contribution – 4% lower than his 2019 target and 5% lower than 2018. The decrease in his variable compensation reflects the 2019 business performance factor, while recognizing Mr. Porter’s strong leadership and performance in advancing our strategic agenda through his specific deliverables, including substantial progress in repositioning the bank’s global footprint, strengthening the core of the business, launching global wealth management as our fourth business line, advancing our technology and digital transformation, and enhancing our customer focus and performance culture.

	2019 compensation	2019 target	2018 compensation
Total direct compensation	$10,612,000	$11,000,000	$11,200,000
% variable	88%	88%	89%

Key leadership changes

Scotiabank continued to focus on leadership this year, including aligning the executive team to the strategic repositioning of the bank. We made a number of significant appointments in 2019. The board appointed Dan Rees as Group Head, Canadian Banking, succeeding James O’Sullivan. We officially established Global Wealth Management (GWM) as our fourth business line and Glen Gowland was appointed Group Head, GWM. To strengthen the core functions of the bank, Rajagopal Viswanathan was appointed Group Head and Chief Financial Officer. Also, to advance Scotiabank’s presence in Mexico and achieve scale in this key market, a strategic priority for the bank, Scotiabank welcomed Adrián Otero Rosiles as the new CEO of Scotiabank México. The bank offered Mr. Otero a competitive compensation package based on his skill set and experience which are in high demand. You can read more on page 88.

Finding the right balance

In the past year, the senior leadership team has made meaningful changes to reposition the bank for success over the long term. In particular, we have strengthened our core functions, and made substantial progress against the bank’s top priorities including, talent and technology, that will improve our competitive positioning globally and enhance our earnings quality and risk profile. The committee is confident about the decisions we’ve made on executive compensation and its alignment to the bank’s performance. We believe Scotiabank’s executive compensation program strikes the right balance between appropriate and competitive compensation and alignment with shareholder interests. As part of our annual review in 2020, we will continue to review our incentive plans to ensure ongoing effectiveness and alignment with best practices.

On behalf of the human resources committee, I encourage you to take some time to read the compensation discussion and analysis, and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Scott Thomson

Chair of the human resources committee

Management proxy circular	55

Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the human resources committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our processes and standards.

WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short, medium and long-term

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced or withheld when performance is significantly below expectations

▶	compensation recommendations are reviewed from a gender perspective, to satisfy ourselves that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial, and absolute and relative, performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Risk management

▶	we will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	we cap payouts from our incentive plans

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who have a material impact on risk

▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any
▶	we have a compensation review committee, supported by local conduct committees in our major countries, to conduct ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk outcomes

▶	we have a qualified, experienced and independent human resources committee that uses an independent advisor

▶	our human resources committee meets jointly with the risk committee to review all key elements of our material incentive plans

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

X    WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark ourselves against companies that are significantly larger than we are

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our performance share unit plan

▶	we do not have employment agreements with multi-year guarantees

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Compensation discussion and analysis

1. Strategy

We are committed to delivering strong, consistent and predictable earnings to our shareholders over the mid to long term.

The bank made significant progress against its long-term strategic agenda while continuing to deliver solid in-year results and investing in our businesses to enhance future growth. Fiscal 2019 was a pivotal year for executing the bank’s strategic re-positioning efforts, which involved a complex program of integrating several acquisitions and completing several divestitures. Collectively, this program – which is now substantially complete – will re-shape the bank’s strategic footprint, enhance earnings quality, and materially improve the bank’s risk profile.

Our long-term strategic agenda continues to be anchored by five focus priorities, all of which are aimed at delivering superior outcomes for our shareholders, customers, and employees. Progress highlights from each area are listed below:

•

Customer focus: The bank remains focused on delivering exceptional service to its customers and deepening relationships. We delivered significant customer experience improvements across Canada, Colombia, and Peru. Our internal Net Promoter System also allowed us to accurately identify and address effects on customer satisfaction following Mexico’s transformational system migration, as well as our BBVA integration in Chile.

•

Leadership: The bank continues to enhance the depth and diversity of its leadership pool. Gender is an important measure of diversity; the bank met its 2019 objective of all-bank vice presidents and above female representation globally and in Canada of 35% and 39%, respectively.

•

Enhanced productivity: The bank’s enterprise productivity program continues to drive significant productivity improvements through an extensive portfolio of structural cost reduction efforts and revenue enhancements. The all-bank productivity ratio (adjusted for acquisition and divestiture related amounts, as defined on page 99) was 52.7% as of October 31, 2019.

•

Digital transformation: The bank continued to make good progress across many aspects of its digital transformation – including through the launch of new digital products, enhancing its technology infrastructure and further developing capabilities to enable digital banking. In addition, the bank made significant strides against its three medium term digital objectives of increasing digital sales, improving digital adoption by our customers, and increasing the volume of financial transactions done outside of our branch networks.

•

Business mix alignment: 2019 was a pivotal year of strategic re-positioning. Having previously acquired several key businesses (i.e., BBVA Chile, MD Financial Management, Jarisloswsky Fraser and Citibank Colombia) to build scale in strategically important businesses and geographies, the bank made excellent progress in integrating these businesses ahead of previously-announced timelines.

In parallel, the bank exited several non-core businesses and geographies. The net effect of this strategic re-positioning – which is now substantially complete – is a more clearly focused footprint, with enhanced earnings quality and an improved risk profile.

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation program is built with five goals in mind:

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REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short, medium and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation paid to each executive and is a combination of the business performance factor and an individual performance factor.

Compensation mix

The human resources committee establishes a target compensation mix for each executive based on three criteria:

•  the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group, and

•  regulatory requirements to defer incentive awards.

Deferred compensation at risk

At least eighty percent of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders, and is included in determining the bank’s business performance factor and the PSU performance factor to focus our executives on increasing shareholder value over the short, medium and long term.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 99).

Pay at Risk: 80% of deferred variable compensation is awarded in performance share units (PSUs). The PSU payout factor range is 0% to 125%, based on a formula described on page 74 and subject to final board determination

Time vesting: 20% of deferred variable compensation is awarded in stock options

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Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial metrics
Return on equity	• absolute performance	increase shareholder value
Earnings per share	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our peers
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our peers
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use Net Promoter System (NPS) to measure customer advocacy and reinforce sustainment of positive customer experiences

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of the cash portion of their total variable compensation award by taking it as deferred stock units (DSUs), which they must hold until they leave the bank.

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Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new additional holding requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	8x base salary – must hold for two years after retirement
Group heads	5x base salary – must hold for one year after retirement
Co-Group heads, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement
Executive vice presidents and Global Banking and Markets senior leaders	3x base salary
Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income, market capitalization and number of employees.

Our compensation comparator group includes Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process.

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, includes Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. The table below includes information from public disclosure filings as of October 31, 2019 for banks and September 30, 2019 for insurance companies.

Comparator groups			Compensation comparator group[1]

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

1. Revenue and net income figures exclude one-time items as reported by the respective financial institution.

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ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 34 for information on our risk management framework, page 64 for more about compensation risk oversight, and page 66 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human resources committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval, compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human resources committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The Chief Risk Officer updates the human resources and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is independent of the line of business they support. Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  We tie compensation for employees in our control functions to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program, and are not included in any incentive program offered by the business line they support.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate.

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human resources and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Adherence to our business values, codes of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

• exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero.

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk, and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include: concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive payments are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for the loss of income as a result of deferred compensation foregone from a previous employer. These awards are typically deferred compensation which is contingent upon continuous employment, and subject to performance and our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

• For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly-paid employees is deferred, subject to local market practices.

• Equity-based compensation is generally deferred for at least three years, and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

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2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has seven independent directors and average committee tenure of 4.3 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities, and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Key skills and areas of expertise

	On the committee since	Independent	Executive compensation experience	Governance experience	Risk management experience	Human resources management experience	President/CEO experience	Other executive leadership experience
Scott Thomson (Chair)	2018	●	●			●	●	●
Nora Aufreiter	2016	●	●	●		●		●
Guillermo Babatz	2017	●			●			●
Una Power	2016	●	●		●	●		●
Aaron Regent	2014	●	●	●	●	●	●	●
Indira Samarasekera	2009	●	●	●		●		●
Benita Warmbold	2018	●			●			●

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Independent advice

The committee gets advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor from 2009 to May 2019. Given this tenure and keeping with best practices in corporate governance, the committee initiated a formal evaluation and tender process for the independent advisor role. After careful consideration, the committee selected Hugessen Consulting Inc. (Hugessen) as its new independent consultant. It also retained Semler Brossy Consulting Group, LLC (Semler Brossy) to collaborate with Hugessen to provide a broader US perspective on executive compensation and related compensation governance matters.

The table below shows the fees paid to each of FWC, Hugessen and Semler Brossy in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of President and CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	2019		2018

	Executive compensation- related fees	All other fees	Executive compensation- related fees	All other fees

Frederic W. Cook & Co., Inc.	$72,408	–	$184,192	–

Hugessen Consulting Inc.	$200,063	–	–	–

Semler Brossy Consulting Group, LLC	$25,108	–	–	–

2019 Hugessen fees reflect the new advisor on-boarding activities and other additional committee requests. FWC, Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. All three firms did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and anti-money laundering, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and

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risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human resources committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

To support the compensation review committee process, the bank created local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee consists of the following global heads of control and stewardship functions, as well as the head of total rewards:

•	Group Head and Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Executive Vice President, Chief Compliance Officer and Head of Enterprise Risk
•	Executive Vice President and Chief Auditor
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

The human capital committee is made up of the President and CEO and his direct reports:

•	Group Head and Chief Financial Officer
•	Co-Group Head, Global Banking and Markets, Head, Global Capital Markets
•	Co-Group Head, Global Banking and Markets, Head, Global Corporate and Investment Banking
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head, Global Wealth Management
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Technology Officer
•	Group Head and Chief Risk Officer
•	Executive Vice President and General Counsel.

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human resources committees in their joint meetings.

At year-end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

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The board can also use its discretion to:

•	reduce or withhold payment under the material incentive plans if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•

an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and FSB Guidelines

•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents its annual review to the human resources and risk committees to confirm that Scotiabank is in compliance with FSB Guidelines in all material respects.

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation plans

•  outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors, and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for any adjustments to our incentive pools.

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about plan design

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, while discouraging excessive risk-taking behaviour.

The human resources committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring these support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market, and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans as well as the performance factor for PSU award payouts

Management proxy circular	67

•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendations, working with the risk committee
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board can reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables and leadership behaviours, their leadership potential and sustained performance, and also considers time in role
•	recommends their salary and total variable compensation taking into account performance, leadership behaviours and potential and market position
•	recommends their compensation for the year to the human resources committee.

The human resources committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk, and recommends any reductions to the human resources committee.

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $88,500, which is the latest figure published in 2017 by Statistics Canada, adjusted by the Bank of Canada’s average CPI-common rate for 2018 and 2019

•	the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 79 for details about Mr. Porter’s 2019 compensation.

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4. Program elements

The executive compensation program for named executives includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	A portion of the award is allocated in: cash or DSUs that are redeemed for cash when the executive leaves the bank	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	To meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan

(contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan

(non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

Management proxy circular	69

ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short, medium and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and his or her performance factor. Each executive’s performance factor is a combination of the business performance factor and their individual performance factor. The ratio between all-bank business performance and performance against individual strategic deliverables is 50:50 for the President and CEO and 30:70 for other named executives.

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our business performance factor. The aggregate incentive pool is capped and cannot be exceeded.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•     absolute performance is measured against the objectives in our business plan

•    relative performance is measured against our peers.

The business performance factor is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market (see page 80).

Form of award

A portion of the award is allocated in cash or DSUs that are redeemed for cash when the executive leaves the bank.

To meet compensation deferral requirements, the remainder of the award is allocated in PSUs and stock options.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role

Determines each executive’s total variable compensation award

A combination of the business performance factor and an individual performance factor based on the executive’s performance against strategic goals established at the beginning of the year

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How we fund awards

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against corporate metrics	First we calculate a preliminary performance factor based on performance against four corporate performance metrics.

	Strategic focus Increase shareholder value by increasing earnings	Strategic focus Increase shareholder value	Strategic focus Reduce structural costs	Strategic focus Focus on customers

	Why it’s important Measures our profitability by the increase in net income generated for shareholders	Why it’s important Measures how efficiently we earn profits on behalf of shareholders	Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Why it’s important Measures customer advocacy and their likelihood to recommend us, and reinforces sustainment of positive customer experiences

2. Adjust based on relative performance

Next we adjust the factor up or down based on how we performed against our peers.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

The committee determines the relative performance adjustment by first considering our performance against key financial metrics as disclosed by our peers, including net income growth, earnings per share growth, revenue growth and operating leverage, as well as our achievement of other strategic initiatives relative to our peers. The impact of relative performance is limited to +/-10%.

Management proxy circular	71

3. Final adjustments by the board

Finally, the human resources committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer, and assesses the appropriateness of the business performance factor. Risk adjustments can only be made to reduce the factor and therefore would not increase the size of incentive pools or individual awards.

The board reduces the factor if it believes excessive risk was taken to achieve the year’s results	The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•  Executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins.

•  When the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year.

•  DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•  Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2020 annual cash incentive award as DSUs will have their award converted to DSUs in December 2020 using $75.80, our closing share price on the TSX on November 1, 2019.

How our shares

performed in 2019

Our share price when executives chose to receive their 2019 award in DSUs was $70.73 (on November 1, 2018, the first trading day of fiscal 2019).

Our share price was $73.82 on December 13, 2019, when we converted the award to DSUs – a 4% increase in value.

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EXECUTIVE COMPENSATION

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The human resources committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award

Deferred compensation is equity-based and awarded to our named executives as follows:

• 80% as PSUs (mid-term incentive)

• 20% as stock options (long-term incentive)

Awarded to non-Canadian residents as 100% PSUs

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 92

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

• the number of units that vest is determined by the performance factor (see pages 74 and 77)

• vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

• payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

Management proxy circular	73

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group.

Objective: increase shareholder value over the medium term Why it’s important Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

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EXECUTIVE COMPENSATION

5. 2019 Compensation decisions

2019 TOTAL DIRECT COMPENSATION

		Total variable compensation			2019

			Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)

Brian Porter	$1,300,000	$2,328,000	$5,587,200	$1,396,800	$10,612,000	88%	75%

Rajagopal Viswanathan	$500,000	$880,000	$1,056,000	$264,000	$2,700,000	81%	60%

Ignacio Deschamps	$600,000	$1,446,000	$2,699,200	$674,800	$5,420,000	89%	70%

Adrián Otero Rosiles[1]	$927,883	$603,684	$845,929	$0	$2,377,496	61%	58%

Dan Rees[2]	$570,959	$954,000	$1,780,800	$445,200	$3,750,959	85%	70%

James O’Sullivan	$600,000	$1,089,000	$2,032,800	$508,200	$4,230,000	86%	70%

1.

Mr. Otero’s 2019 annual salary was pro-rated to reflect his employment from date of hire to October 31, 2019. Mr. Otero’s met his 40% minimum deferral requirement for his role as Senior Vice President and his 60% requirement for his role as Executive Vice President. His total direct compensation was pro-rated to reflect time in each role.

2.	Mr. Rees’ 2019 annual salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019.

Please see the executive profiles beginning on page 79 for a detailed discussion of each named executive’s compensation for the year.

Total variable compensation awards are based on the business performance factor and on the executive’s performance against strategic goals established at the beginning of the year. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options, except in the case of Mr. Otero given his non-Canadian residency) is awarded based on each executive’s pre-determined allocation, so that a significant percentage of compensation is deferred.

•

The PSUs will vest on November 30, 2022 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which is calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.

•

Fifty percent (50%) of the stock options will vest in each of December of 2022 and 2023, and expire in 2029. Executives can exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2019 BUSINESS PERFORMANCE FACTOR

We use three steps to calculate the all-bank business performance factor, which determines the funding of total variable compensation: a factor based on financial and non-financial metrics, an adjustment based on relative performance, and a final adjustment by the board for risk and other considerations.

The formulas on the following page show that the all-bank performance factor this year is 85. This is below last year’s factor of 117.

•

Results were below three of the four corporate performance metrics set for 2019. Our 2019 earnings per share and return on equity targets were set at stretch levels to drive performance and to reflect our commitment to delivering strong, consistent and predictable results to our shareholders over the mid to long term.

•

The board assessed our financial performance relative to peers and also considered strategic corporate actions related to mergers and acquisitions, share price performance and capital management relative to our peers. Based on their assessment, the board made no adjustment to the calculated factor of 85.

•

The board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

Management proxy circular	75

1. Performance against financial and non-financial metrics

Rating scale[1]	performance factor 50	performance factor 100	performance factor 150	performance for compensation purposes

Earnings per share	$6.73	$7.48	$8.23	$7.14		▶	77

Return on equity	13.1%	14.6%	16.1%	13.9%		▶	76

Operating leverage	(4.9%)	0.1%	5.1%	(0.6%)	[2]	▶	93

Customer	–	100	–	102		▶	102

1.   Adjusted for acquisition-related costs, including integration costs, Day 1 provision for credit losses impact on acquired performing financial instruments, amortization of acquisition-related intangible assets, and net (gain)/loss on divestitures.
2. Excluding the pension revaluation benefit gain in 2018 of $203 million pre-tax.

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. ROE and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions.

2. Adjust based on relative performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual
Relative performance Our performance relative to peers	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers	The board assessed our performance relative to peers against key financial metrics, considered our achievement of corporate actions to gain scale and market share in core markets and to strategically align the bank’s risk portfolio, as well as our share price performance and capital management relative to peers.	▶	0

3. Final adjustments by the board

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PAYOUT OF 2016 PSU AWARDS

PSUs awarded to the named executives in 2016 vested on November 30, 2019 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2019.

The performance factor for these PSUs is below target at 89, the result of above target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on November 29, 2019, the day before the first day our trading window opened following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and alignment with the experience of our shareholders. Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value increased by 7%.

	Number of PSUs granted in 2016		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of grant (2016) ($)	Difference between grant value and payout value
Brian Porter	77,821	+	10,662	=	88,483	x	0.89	x	75.97	=	5,982,598	5,600,000	7%
Rajagopal Viswanathan	3,057	+	419	=	3,476	x	0.89	x	75.97	=	235,031	220,000	7%
Ignacio Deschamps	40,683	+	5,574	=	46,257	x	0.89	x	75.97	=	3,127,534	2,927,522	7%
Dan Rees	6,764	+	927	=	7,691	x	0.89	x	75.97	=	519,973	486,720	7%
James O’Sullivan	25,570	+	3,503	=	29,073	x	0.89	x	75.97	=	1,965,711	1,840,000	7%

Mr. Otero was not an employee in 2016.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target that forms part of the business performance factor used to determine our named executives’ total variable compensation awards.

	performance factor 0	performance factor 75	performance factor 100	performance factor 125	actual factor			Absolute performance factor (3-year average)

2019	7.4%	13.3%	14.8%[1]	16.3%	13.9%	▶	85
2018	7.3%	13.1%	14.5%	16.0%	14.9%	▶	107	102
2017	6.9%	12.4%	13.8%	15.2%	14.6%	▶	114

1.	For the purposes of the PSU factor calculation, the board considered unadjusted ROE performance objective for 2019 of 14.8%.

Management proxy circular	77

Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group.

	performance factor 75 (25th percentile	)[1]	performance factor 100 (50th percentile	)	performance factor 125 (75th percentile	)	actual	Relative performance factor
Three-year TSR (annualized)	8.3%		11.9%		12.8%		6.5%	75

1.	When actual TSR is below this level, the committee will discuss whether a reduction below 75 should apply, including reducing the relative performance factor down to 0.

Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

The committee reviewed these results and discussed whether a relative performance factor below 75 should apply. The committee considered the bank’s significant efforts to reposition itself and simplify operations, against the backdrop of industry-wide headwinds. We have largely completed the repositioning of our geographic footprint, where we have exited or are in the process of exiting 20 countries and six non-core businesses and redeploying capital to grow in our six core markets of Canada, the United States, Chile, Mexico, Peru and Colombia, and we have made significant investments to de-risk the bank. These actions were taken by the bank in consideration of our long-term perspective and positioning the bank for success. After discussion and deliberation, the committee concluded that the relative performance factor should remain unchanged at 75, resulting in the overall performance factor of 89.

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EXECUTIVE COMPENSATION

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of President and CEO on November 1, 2013.

Mr. Porter is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and returns, and meeting the needs of the bank’s other key stakeholders including customers, employees and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2019 Performance

Over the year, Mr. Porter provided overall leadership to a complex program of acquisitions, divestitures and new partnerships that materially enhanced the bank’s earnings quality, strategic focus and growth prospects, while enhancing our risk profile. In 2019, Mr. Porter led the bank to gain scale and market share in core markets of Canada and Pacific Alliance and the wealth management business.

Notable aspects of Mr. Porter’s performance during fiscal 2019 include:

•   enhancing the bank’s overall strategic repositioning and integrating several key acquisitions ahead of previously announced timelines. The bank also substantially completed its program to exit several non-core businesses and geographies

•   advancing the bank’s digital transformation and launching Canada’s #1 overall banking mobile app (source: J.D. Power)

•   continuing to strengthen the core of the bank in key areas including anti-money laundering, technology and cyber-security infrastructure, and various operational improvements across our footprint

•   improving the depth and diversity of the bank’s leadership pool – particularly with regard to gender diversity, where the bank’s vice president and above leadership group is now comprised of 35% women globally (39% in Canada), a new high-water mark for the bank

•   increasing all-bank customer satisfaction

•   enabling and enhancing a performance-oriented culture across the bank.

Highlights of our financial results are presented below:

	2019[1]	2018[1]	Change
Total revenue	$31,161 million	$28,775 million	8%
Net income after tax	$9,409 million	$9,144 million	3%
Return on equity	13.9%	14.9%	-100 bps
Diluted earnings per share	$7.14	$7.11	0.4%

1.

Adjusted for acquisition-related costs, including integration costs, Day 1 provision for credit losses impact on acquired performing financial instruments, amortization of acquisition-related intangible assets, excluding software, and net (gain)/loss on divestures.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives / strategic deliverables	Results
Strengthen all-bank execution	Made strong progress against the bank’s top priorities, executed on strategic re-positioning to redeploy capital in core markets and businesses to build scale, prudently enhanced the bank’s risk portfolio to be downturn ready, and made key leadership changes
Improve enterprise-wide productivity	Continued to make progress on shifting to a more efficient operating model to enable teams across markets to leverage common tools and processes
Strengthen the core	Made strong progress against an important portfolio of regulatory initiatives, improved governance, enhanced leadership and functional capabilities in core functions, reaffirming our ongoing efforts to keep the bank safe
Advance key aspects of our technology and digital transformation	Made good progress against each of our all-bank digital targets in digital sales, digital adoption and digital transactions, and continued to make meaningful improvements to our technology infrastructure – enhancing speed, stability and security
Customer focus and performance orientation	Advanced all-bank customer satisfaction as measured by Net Promoter Score and enhanced the performance orientation within the bank by setting stretch targets

Management proxy circular	79

President and CEO compensation

The board sets the President and CEO’s 2019 target level and mix of compensation based on the following – the target and actual compensation of peer bank CEOs, the size and international breadth and complexity of Mr. Porter’s role, his performance and experience in the role and the bank’s overall performance under his leadership. The board set the President and CEO’s target compensation for 2019 at $11 million, comprised of $1.3 million in fixed compensation (base salary) and $9.7 million in variable compensation.

Mr. Porter’s performance at year end was assessed on all-bank business performance as measured against the four corporate performance metrics, his achievement of key strategic deliverables (see page 79) and demonstrated leadership, based on a range of 0% to 125% of target.

On this basis, the board determined a total variable compensation award for Mr. Porter of $9.312 million, or $0.388 million less than his target variable compensation of $9.7 million. Mr. Porter’s total direct compensation was approved at $10.612 million – 4% lower than his 2019 target and 5% lower than 2018. This award reflects the bank’s lower 2019 business performance factor and recognizes Mr. Porter’s strong leadership and performance in advancing our strategic agenda through his strategic deliverables, including realizing the strategic re-positioning of the bank, strengthening the core and advancing our digital transformation and performance culture. Scotiabank is on course to become a more focused bank by sharpening our geographic footprint and improving our business mix.

	2019			2018

	Actual	Target	Actual	Target
Base salary	$1,300,000	$1,300,000	$1,200,000	$1,200,000
Total variable compensation	$9,312,000	$9,700,000	$10,000,000	$9,300,000
Cash	$2,328,000	$2,425,000	$2,500,000	$2,325,000
Deferred[1]	$6,984,000	$7,275,000	$7,500,000	$6,975,000
Total direct compensation	$10,612,000	$11,000,000	$11,200,000	$10,500,000

1.   Awarded 80% in performance share units and 20% in stock options.

President and CEO target compensation for 2020

Annually the committee reviews our President and CEO’s target compensation considering market compensation levels, and the scale, scope and complexity of the bank. The board approved a $200,000 increase to Mr. Porter’s total variable compensation target for fiscal 2020, thereby increasing his target total direct compensation to $11.2 million (actual fiscal 2020 total variable compensation will be determined dependent on 2020 performance); no changes were made to his fixed pay.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$10,261,195	$1,385,389	$19,129,081	$30,775,666	24x	yes

President and CEO compensation awarded vs. realized and realizable pay

The table on the following page compares the compensation awarded to Mr. Porter over the past five years and the value realized or realizable as at December 31, 2019.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

80	Scotiabank

EXECUTIVE COMPENSATION

President and CEO compensation awarded vs. realized and realizable pay from 2015 to 2019

	Compensation awarded[1] ($ millions)	Compensation realized and realizable as at December 31, 2019 ($ millions)		Value of $100
			Period	Porter[2]	Shareholders[3]

2015	9.3	11.9	Oct 31, 2014 to Dec 31, 2019	128	132

2016	10.1	9.1	Oct 31, 2015 to Dec 31, 2019	90	142

2017	10.9	9.2	Oct 31, 2016 to Dec 31, 2019	85	116

2018	11.2	10.4	Oct 31, 2017 to Dec 31, 2019	93	96

2019	10.6	9.0	Oct 31, 2018 to Dec 31, 2019	85	109

			Average	96	119

1.	Including salary received during the year and variable compensation awarded at year-end for performance during the year.
2.	The compensation realized or realizable by Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.
3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

President and CEO realized and realizable compensation

The graph to the right shows the President and CEO’s realized and realizable compensation over the last five years, and demonstrates the relationship between shareholder returns and President and CEO compensation. Realized compensation includes base salary, the annual cash incentive awarded, the value of stock options exercised and payout of performance share units. Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

•   When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Variable compensation makes up 88% of the President and CEO’s package and the realized value will fully reflect performance.

•   The total President and CEO realized and realizable pay line decreased from 2017 to 2018, and in 2019 returned to the 2017 level, in line with the decrease and subsequent rebound in shareholder and TSX composite returns over the same timeframe.

Management proxy circular	81

RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan, Oakville, Ontario, Canada

Rajagopal Viswanathan was appointed Group Head and Chief Financial Officer on December 1,
2019. In this role, Mr. Viswanathan oversees the Finance Department, including investor relations, strategic transactions and review, taxation, economics, procurement and group treasury functions, as well as enterprise productivity.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief
Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was
Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for: capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2019 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways:

Performance objectives / strategic deliverables	Results

Enhance capital management and investor relations

Maintained strong capital and liquidity ratios, through optimizing the mix of capital and funding

Enhanced his external reputation as a trusted leader, increasing the number and frequency of investor meetings

Enable best-in-class business partner model and advisor capabilities	Identified revenue generating opportunities and strategies for implementation across businesses

Enable technology, digital and analytics capability	Implemented numerous process improvements and automations across the Finance Department, generating better business insights and analytics

Contribute to all-bank 2019 enterprise productivity goals	Delivered savings on target and supported business lines in meeting or exceeding their enterprise productivity targets

Enhance leadership and improve employee engagement	Achieved progress on diversity and engagement; continues to strengthen the first- and second-line leadership bench

2019 Compensation

	2019	2018
Base salary	$500,000	$306,500
Total variable compensation	$2,200,000	$1,300,000
Cash	$880,000	$300,000
Deferred[1,2]	$1,320,000	$1,000,000
Total direct compensation	$2,700,000	$1,606,500

1.   Awarded 80% in performance share units and 20% in stock options.

2.   In 2018, Mr. Viswanathan’s mid-term incentive award included a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for completion of Mr. Viswanathan’s role as Acting CFO. The restricted share units vested on November 30, 2019.

Salary for 2019
Effective November 1, 2018, Mr. Viswanathan was appointed Executive Vice President and Chief Financial Officer, and his salary was increased to $500,000.
Total variable compensation
Mr. Viswanathan’s total variable compensation award is above his target for 2019, recognizing his strong performance against strategic deliverables and leadership behaviours demonstrated during the year and reflecting the bank’s 2019 business performance factor. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	RSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$1,093,876	$0	$947,142	$559,659	$2,600,677	5x	yes

82	Scotiabank

EXECUTIVE COMPENSATION

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps Toronto, Ontario, Canada

As a Group Head with executive responsibility for International Banking, Mr. Deschamps oversees all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was subsequently appointed Group Head, International Banking and Digital Transformation in March 2016.

2019 Performance

Mr. Deschamps is responsible for leading the bank’s digital transformation efforts and made significant progress on all key performance metrics, including increasing digital sales, digital adoption and non-branch financial transactions.

International Banking delivered adjusted earnings of $3,188 million, which represents growth of $369 million or 13% year-over-year, achieved within our risk appetite parameters. The integration of recent acquisitions in Chile and Colombia have been largely completed. International Banking continues to execute its medium-term strategy in line with the overall bank’s strategic priorities. Underpinning this, is our increased focus on growth in the Pacific Alliance while optimizing operations in Central America and the Caribbean.

The reported financial results of International Banking are presented below:

		2019[1]	2018[1]	Change

	Total revenue	$13,488 million	$11,433 million	18%

	Net income attributable to equity holders	$3,188 million	$2,819 million	13%

	Return on equity	14.8%	15.8%	-100 bps

1.

Adjusted for acquisition-related costs, including integration costs, Day 1 provision for credit losses impact on acquired performing financial instruments, amortization of acquisition-related intangible assets, excluding software, and net (gain)/loss on divestures.

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2019:

Performance objectives / strategic deliverables	Results

Deliver on our commitments to investors while outpacing peers	Achieved 2019 profit plan with strong year-over-year market share growth in Mexico and Chile

Generate business and customer experience impact through digital and analytics	Achieved all-bank digital targets with continued focus on primary customer relationships and customer pulse feedback

Accelerate implementation of growth drivers and execute on integrations and divestitures	Solid progress made on integration of acquisitions and close of divestitures

Continue strengthening core and internal functions	Executed well on anti-money laundering roadmap and strengthened country leadership, operating model and governance

Contribute to all-bank 2019 enterprise productivity goals	Exceeded 2019 enterprise productivity targets

Enhance leadership and improve employee engagement	Advanced women in leadership and achieved strong employee engagement across our international footprint

2019 Compensation

	2019	2018[3]
Base salary	$600,000	$604,014
Total variable compensation	$4,820,000	$4,730,000
Cash	$1,446,000	$1,530,000
Deferred[1,2]	$3,374,000	$3,200,000
Total direct compensation	$5,420,000	$5,334,014

1. Awarded 80% in performance share units and 20% in stock options. 2. Mr. Deschamps also received an additional PSU award, see summary compensation table on page 88.
3. For 2018, Mr. Deschamps was compensated in USD from November 1, 2017 to May 31, 2018, and in Canadian dollars from June 1, 2018 to October 31, 2018.

Salary for 2019

Mr. Deschamps’ salary remained at $600,000 for fiscal 2019.

Total variable compensation

Mr. Deschamps’ total variable compensation award is above his target for 2019, recognizing his strong performance against strategic deliverables and leadership behaviours demonstrated during the year and reflecting the bank’s 2019 business performance factor. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$151,080	$0	$9,746,394	$9,897,474	16x	yes

Management proxy circular	83

ADRIÁN OTERO ROSILES, EXECUTIVE VICE PRESIDENT AND COUNTRY HEAD, SCOTIABANK MÉXICO

Adrián Otero Rosiles Mexico City, Mexico

Adrián Otero joined Scotiabank in January 2019 from BBVA where he was the Head of Wholesale and Investment Banking responsible for corporate banking, commercial banking, government coverage, real estate and consumer finance, as well as providing strategic and financial advisory services to local and international companies. Mr. Otero is a seasoned banking professional with deep knowledge and experience in the Mexican financial sector. As the bank’s senior executive in Mexico, Mr. Otero is responsible for the overall strategic direction, growth and sustainability for all personal, small business, wholesale banking and wealth management activities in the country.

2019 Performance

The reported financial results for Mexico are presented below:

		2019	2018	Change

	Total revenue	$2,355 million	$2,174 million	8%

	Net income attributable to equity holders	$579 million	$646 million	-10%

The table below summarizes Mr. Otero’s results relative to key performance objectives established for 2019:

Performance objectives / strategic deliverables	Results

Generate business and customer experience impact through digital and analytics	Strong progress towards digital targets, increasing primary customer relationships and improving customer pulse feedback. Introduced new global operating model and data technology roadmap

Drive financial results and accelerate implementation of growth driver project	Delivered financial results. Met or exceeded targets established for key growth areas within insurance and capital markets businesses

Continue strengthening internal control functions	Implemented new anti-money laundering operating model and governance

Contribute to all-bank 2019 enterprise productivity goals	Exceeded 2019 Mexico savings target, and maintained enterprise productivity discipline

Enhance leadership and improve employee engagement	Achieved progress on employee diversity and engagement

2019 Compensation1

2019
Base salary	$927,883
Total variable compensation	$1,449,613
Cash	$603,684
Deferred[2]	$845,929
Total direct compensation	$2,377,496

1.   Mr. Otero’s compensation was converted to Canadian dollars. His total direct compensation was pro-rated to reflect his employment from his date of hire to October 31, 2019.

2.   As an executive based outside of Canada, Mr. Otero received 100% of his deferred compensation as PSUs.

Mr. Otero also received one time awards in connection with his hiring, increasing his 2019 total compensation to $5,019,787; see summary compensation table on page 88. Salary for 2019
Mr. Otero’s salary is established in Mexican Pesos and was set at MXN 17,000,000 (CAD $1,164,500) for fiscal 2019.

Total variable compensation

Mr. Otero’s total variable compensation award is aligned to his target for 2019, recognizing his performance against strategic deliverables and leadership behaviours demonstrated during the year and reflecting the bank’s 2019 business performance factor. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	RSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$0	$0	$1,082,194	$432,878	$1,515,072	1x	on track

As a newly-hired executive, Mr. Otero has five years to meet his EVP level share ownership requirement of 3x his base salary.

84	Scotiabank

EXECUTIVE COMPENSATION

DAN REES, GROUP HEAD, CANADIAN BANKING

Dan Rees Toronto, Ontario, Canada

Dan Rees was appointed Group Head, Canadian Banking in June 2019. In this role, Mr. Rees leads our Retail and Business bank as well as our Tangerine business in Canada.

Mr. Rees first joined Scotiabank in 2000 and has held a number of increasingly senior roles in Canadian Banking, Wealth Management, Global Banking and Markets, Global Risk Management and International Banking. Prior to his current role he was Group Head, Operations until June 2019, responsible for developing a bank-wide approach to efficiency and continuous improvement and for ensuring that key functional areas partner effectively with the business lines to improve our customer experience.

2019 Performance

Mr. Rees’ performance was assessed in light of his role in Operations, as detailed below, as well as in Canadian Banking. Canadian Banking, including Wealth Management, delivered adjusted earnings of $4,485 million, up 2% year-over-year, achieved within our risk appetite parameters. These results were supported by strong balance sheet expansion along with deposit growth outpacing asset growth and increased net interest margin. Canadian Banking enhanced customer experience through strengthened digital offerings and a full suite of retail banking products (including the Ultimate Package, our new premium retail banking offering, and award-winning credit card products). Scotiabank was named Canadian Bank of the Year for 2019 by The Banker magazine, a Financial Times publication.

The reported financial results of Canadian Banking are presented below:

		2019[1]	2018[1]	Change
	Total revenue	$13,893 million	$13,350 million	4%
	Net income attributable to equity holders	$4,485 million	$4,416 million	2%
	Return on equity	19.0%	23.0%	-400 bps

1.

Adjusted for acquisition-related costs, including integration costs, Day 1 provision for credit losses impact on acquired performing financial instruments, amortization of acquisition-related intangible assets, excluding software, and net (gain)/loss on divestures.

The table below summarizes Mr. Rees’ results relative to key performance objectives established for 2019:

Performance objectives / strategic deliverables	Results

Drive performance metrics and productivity

Delivered on committed metrics for main functions in Operations, clear focus for customer growth opportunities in key business units and regional segments

Delivered solid financial results within Canadian Banking with focus on driving primary customer growth

Enable superior customer experience	Improved customer satisfaction and fraud decision accuracy with investments in technology and automation to better serve customers

Build anti-money laundering operations centre	Significant progress in building a high performing global anti-money laundering operations centre capability

Contribute to all-bank 2019 enterprise productivity goals	Exceeded 2019 enterprise productivity target

Enhance leadership and improve employee engagement	Strengthened accountability for leaders on culture, diversity and inclusion, while progressing women in leadership targets Established strong leadership in subsidiaries

Assess strategic direction for Canadian Banking

Developed a results-oriented plan to grow Canadian Banking, leveraging input and gaining support from a variety of stakeholders

Continued effective integration of acquisitions and strengthening of existing and new partnerships

2019 Compensation

	2019	2018
Base salary	$570,959	$508,630
Total variable compensation	$3,180,000	$1,950,000
Cash	$954,000	$770,000
Deferred[1]	$2,226,000	$1,180,000
Total direct compensation	$3,750,959	$2,458,630

1. Awarded 80% in performance share units and 20% in stock options.

Salary for 2019

Mr. Rees’ 2019 salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019.

Total variable compensation

Mr. Rees’ total variable compensation award is above his target for 2019, recognizing his strong performance against strategic deliverables and leadership behaviours demonstrated during the year and reflecting the bank’s 2019 business performance factor. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$1,064,043	$0	$2,358,359	$3,422,403	6x	yes

Management proxy circular	85

JAMES P. O’SULLIVAN, STRATEGIC ADVISOR TO THE CEO

James P. O’Sullivan Toronto, Ontario, Canada

Mr. O’Sullivan served as a Group Head, Canadian Banking from June 19, 2015 to June 1, 2019. With the creation of the fourth business line, Global Wealth Management, and subsequent changes to the Canadian Banking business line, James O’Sullivan took on a strategic advisor to the CEO role effective June 1, 2019, advising on key banking matters.

Mr. O’Sullivan joined Scotiabank in 1990, and has held senior leadership roles in Investment Banking, Mergers & Acquisitions, Finance and Asset Management. Prior to serving as Group Head, Canadian Banking, Mr. O’ Sullivan served as Executive Vice President, Global Wealth Management.

2019 Performance

Canadian Banking including Wealth Management, delivered adjusted earnings of $4,485 million, up 2% year-over-year, achieved within our risk appetite parameters. These results were supported by strong balance sheet expansion, along with deposit growth outpacing asset growth and increased net interest margin. Canadian Banking enhanced customer experience through strengthened digital offerings and a full suite of retail banking products (including the Ultimate Package, our new premium retail banking offering, and award-winning credit card products). Scotiabank was named Canadian Bank of the Year for 2019 by The Banker magazine, a Financial Times publication.

The reported financial results of Canadian Banking are presented below:

		2019[1]	2018[1]	Change
	Total revenue	$13,893 million	$13,350 million	4%
	Net income attributable to equity holders	$4,485 million	$4,416 million	2%
	Return on equity	19.0%	23.0%	-400 bps

1.

Adjusted for acquisition-related costs, including Day 1 provision for credit losses impact on acquired performing loans, integration and amortization costs related to current acquisition and amortization of intangibles related to current and past acquisitions.

The table below summarizes Mr. O’Sullivan’s results relative to key performance objectives established for 2019:

Performance objectives / strategic deliverables	Results

Drive performance metrics and productivity	Delivered solid financial results with focus on driving primary customer growth Enabled the launch of Canada’s #1 overall banking mobile app (source: J.D. Power)

Ensure proper integration of acquisitions and initiatives for new partnership	Made solid progress on the integration of MD Financial and Jarislowsky Fraser acquisitions and launched Scotiabank Healthcare+ Physician Banking Program (a suite of banking services tailored to Canadian physicians). Continued to strengthen partnership with Maple Leaf Sports & Entertainment

Generate impact through digital and analytics	Continued progress in digital sales and adoption, including the launch of Scotiabank eHOME, a unique digital mortgage experience

Contribute to all-bank 2019 enterprise productivity goals	Delivered on enterprise productivity targets for the bank

Enhance leadership and improve employee engagement	Achieved progress on both initiatives

2019 Compensation

	2019	2018
Base salary	$600,000	$600,000
Total variable compensation	$3,630,000	$3,900,000
Cash	$1,089,000	$1,220,000
Deferred[1]	$2,541,000	$2,680,000
Total direct compensation	$4,230,000	$4,500,000

1. Awarded 80% in performance share units and 20% in stock options.

Mr. O’Sullivan also received one time awards in connection with his transition, contributing to his total compensation of $7,190,329; see summary compensation table on page 88.

Salary for 2019

Mr. O’Sullivan’s salary remained at $600,000 for fiscal 2019.

Total variable compensation

Mr. O’Sullivan’s total variable compensation award is aligned to his target for 2019, reflecting his performance against strategic deliverables and the bank’s 2019 business performance factor. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2019)

Values are based on $75.54, the closing price of our common shares on the TSX on October 31, 2019.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$4,607,187	$0	$6,690,179	$11,297,367	19x	yes

86	Scotiabank

EXECUTIVE COMPENSATION

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2019. The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•  $100 was invested in Scotiabank common shares on November 1, 2014 and dividends were reinvested over the five-year period

•  $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•  $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, the annual cash incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2014 = 100)	2014	2015	2016	2017	2018	2019
Scotiabank TSR	100	93	117	140	129	141
Peer Group Median TSR	100	97	113	137	145	161
S&P/TSX Composite TSR	100	95	108	120	116	131
Total compensation paid to our NEOs ($ millions)	29	28	31	35	33	35

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•

total compensation includes salary, total variable compensation including the cash portion and the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2018 and 2019 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•	net income as reported in the consolidated statement of income for each of the last five fiscal years
•	cost of management in 2019 was slightly above 2018 but lower than 2015 to 2017.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2019[1]	34.7	9,409	0.37%
2018[1]	33.3	9,144	0.36%
2017	35.2	8,243	0.43%
2016[1]	30.9	7,646	0.40%
2015	28.1	7,213	0.39%

1.

2019 net income was adjusted for the impact of acquisition and divestiture-related costs of $611 million (reported results: $8,798 million). 2018 net income was adjusted for the impact of acquisition-related costs of $420 million (reported results: $8,724 million). 2016 net income was adjusted for the impact of the restructuring charge of $278 million after tax (reported results: $7,368 million). See page 99.

Management proxy circular	87

2019 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2019 compensation review, rather than awards granted at the outset of fiscal 2019 from the 2018 compensation review. We do not offer long-term, non-equity incentive compensation to our named executives.

Named executive	Year	Fiscal Salary[5] ($)	Share Awards[6] ($)	Option Awards[7] ($)	Annual incentive plan[8] ($)	Pension value[9] ($)	All other compensation[10] ($)	Total compensation ($)

Brian J. Porter	2019	1,300,000	5,587,200	1,396,800	2,328,000	2,018,000	3,496	12,633,496
President and Chief Executive Officer	2018	1,200,000	6,000,000	1,500,000	2,500,000	2,048,000	2,990	13,250,990
	2017	1,000,000	5,800,000	1,450,000	2,610,000	1,973,000	2,990	12,835,990
Rajagopal Viswanathan	2019	500,000	1,056,000	264,000	880,000	551,000	3,496	3,254,496
Group Head, Chief Financial Officer[1]	2018	306,500	900,000	100,000	300,000	63,000	2,990	1,672,490
Ignacio Deschamps	2019	600,000	3,099,200	674,800	1,446,000	145,366	0	5,965,366
Group Head, International Banking and Digital Transformation	2018	604,014	2,560,000	640,000	1,530,000	52,000	519,290	5,905,304
	2017	620,930	5,558,378	0	1,444,912	0	360,436	7,984,656
Adrián Otero Rosiles	2019	927,883	2,288,703	0	603,684	15,518	1,183,999	5,019,787
Executive Vice President and Country Head, Scotiabank México[2]
Dan Rees	2019	570,959	1,780,800	445,200	954,000	100,000	3,496	3,854,455
Group Head, Canadian Banking[3]	2018	508,630	944,000	236,000	770,000	538,000	2,990	2,999,620
	2017	362,603	620,000	155,000	700,000	79,000	2,990	1,919,593
James P. O’Sullivan	2019	600,000	2,032,800	508,200	1,089,000	181,000	2,779,329	7,190,329
Strategic Advisor to the CEO[4] (formerly Group Head, Canadian Banking)	2018	600,000	2,144,000	536,000	1,220,000	189,000	2,990	4,691,990
	2017	600,000	2,120,000	530,000	1,200,000	182,000	2,990	4,634,990

1.

Mr. Viswanathan was appointed Group Head and Chief Financial Officer effective December 1, 2019. Prior to this role he was Executive Vice President and Chief Financial Officer effective November 1, 2018.

2.	Mr. Otero was hired as Senior Vice President and Managing Director on January 14, 2019, and became Executive Vice President and Country Head, Scotiabank México on June 1, 2019.

3.	Mr. Rees was appointed Group Head, Canadian Banking effective June 1, 2019, succeeding James O’Sullivan. Prior to this role, he was Group Head, Operations.

4.	Mr. O’Sullivan transitioned to the role of Strategic Advisor to the CEO effective June 1, 2019. Prior to this role, he was Group Head, Canadian Banking.

5.

Upon relocating to Canada, Mr. Deschamps’ 2018 and 2019 salary is in Canadian dollars, established based on his 2017 salary of USD $475,000. Mr. Deschamps’ 2018 salary is based on his USD salary from November 1, 2017 to May 31, 2018 converted to Canadian dollars at USD $1.00 = CAD $1.2722, and his CAD salary from June 1, 2018 to October 31, 2018.

Mr. Otero’s annual salary of MXN 17,000,000 was converted to Canadian dollars using the 2019 fiscal year average exchange rate of MXN 1.00 = CAD $0.0685. His salary was pro-rated to reflect his employment from January 14, 2019 to October 31, 2019.

Mr. Rees’ 2019 salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019. Mr. Rees’ 2018 salary is based on his role as EVP, Operations from November 1, 2017 to August 29, 2018 and his role as Group Head, Operations from August 30, 2018 to October 31, 2018.

6.

For compensation purposes, we value PSU awards using the 20-trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

	Grant date	Grant date fair value	Accounting fair value
2019	December 2	$75.97	$74.68
2018	November 30	$70.85	$72.30
2017	November 30	$83.54	$81.51

Mr. Viswanathan’s fiscal 2018 share awards include a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for his role as Acting CFO.

Mr. Deschamps’ fiscal 2019 share awards include a PSU award of $2,699,200 based on his 2019 performance and an additional PSU award of $400,000 granted early in fiscal 2019 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2018 PSU award and will vest in November 2021.

Mr. Deschamps’ fiscal 2017 share awards include a PSU award of USD $2,305,000 (CAD $2,973,681) based on 2017 performance and the second instalment of his sign-on PSU award of USD $1,925,000 (CAD $2,584,698). All 2017 awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.2901 for his regular annual PSU award and USD $1.00 = CAD $1.3427 for the second instalment of his sign-on award. Mr. Deschamps’ 2017 PSU award vests on the same conditions as all other 2017 PSU awards made to other executives. The second instalment of his sign-on award vested on November 30, 2018 based on Mr. Deschamps’ achievement of specific performance objectives in our digital and international operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes.

Mr. Otero’s fiscal 2019 share awards include a PSU award of MXN 12,453,300 (CAD $845,929) based on 2019 performance. They also include a one-time PSU award of MXN 15,000,000 (CAD $1,030,553) and an RSU award of MXN 6,000,000 (CAD $412,221) granted in January 2019, at time of hire. The January 2019 PSU award vests on the same conditions as the 2018 PSU awards made to other executives and will vest in November 2021. The one-time RSU award vests in December 2020.

7.	We use the Black-Scholes model to value stock option awards.

For fiscal 2019, the fair value of option awards is based on a five-year average compensation fair value, versus a single valuation used in prior years.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk-free rate
2019	10 years	14.7%	3.99%	1.41%
2018	10 years	20.7%	4.00%	2.48%
2017	10 years	23.5%	4.00%	1.97%

88	Scotiabank

EXECUTIVE COMPENSATION

The assumptions used to calculate the accounting fair value of the 2019 option awards to EVP and above are different in two ways:

•	we used an expected life of 7.04 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of the 2019 stock option awards is approximately 59% less than the compensation value shown in the summary compensation table, 48% less for 2018 and 35% less for 2017.

As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value, which results in less dilution. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2019	December 5	$74.34	12.5%	5.1%
2018	December 6	$72.28	13.5%	7.0%
2017	December 7	$81.81	14.8%	9.6%

8.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

9.

Pension value is the compensatory change described on page 95. Mr. Deschamps did not participate in any retirement plan for fiscal 2017. Upon relocating to Canada in 2018, Mr. Deschamps participates in the Scotiabank Pension Plan and the supplemental Scotiabank Hybrid Executive Pension Plan.

10.

All other compensation includes perquisites and other taxable benefits. In 2019 these amounts total less than $50,000 and 10% of the salary of each named executive, except for Mr. Otero and Mr. O’Sullivan, and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. Viswanathan and Mr. Rees in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits. Prior to January 2019, the bank contributed an additional 50% up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

As referenced in Mr. Otero’s performance and compensation summary, we welcomed Mr. Otero to Scotiabank as the new CEO of Scotiabank México, to advance Scotiabank’s presence in the region and achieve scale in this key market. Mr. Otero received a sign-on award of MXN 12,000,000 (CAD $821,534) in recognition of the experience and expertise that he would bring to his role. Additionally, Mr. Otero received vehicle-related benefits valued at $140,383 (CAD equivalent) and other benefits and statutory payments of $222,082 (CAD equivalent) in fiscal 2019.

Mr. O’Sullivan’s other compensation includes a transitional payment of $2,775,833, which represents his agreed upon entitlements under common law. The balance of $3,496 represents Scotiabank’s contribution to ESOP for fiscal 2019.

Mr. Deschamps received a travel allowance of $360,436 (CAD equivalent) in fiscal 2017 and allowances of $519,290 (CAD equivalent) in fiscal 2018 for travel and relocation-related expenses.

Management proxy circular	89

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2019:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2019 ($75.54) minus the exercise price of the option awards, multiplied by the number of outstanding options

•	the value of unvested RSU awards on October 31, 2019 equals the closing price of our common shares on October 31, 2019 ($75.54) multiplied by the number of units outstanding
•

the value of unvested PSU awards on October 31, 2019 equals the closing price of our common shares on October 31, 2019 ($75.54) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target for PSUs granted. The 2016 PSUs vested on November 30, 2019 and details on the valuation and performance factors for these awards are set out on page 77.

Outstanding share and option awards as at October 31, 2019

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed
Brian Porter[1]						18/12/09	DSU			18,340	1,385,404
	09/12/13	178,628	63.98	09/12/23	2,064,940
	08/12/14	150,944	68.32	08/12/24	1,089,816
	03/12/15	147,776	60.67	03/12/25	2,197,429
	01/12/16	139,876	74.14	01/12/26	195,826	01/12/16	PSU	88,483	6,684,006
	07/12/17	119,756	81.81	07/12/27	–	30/11/17	PSU	75,969	5,738,698
	06/12/18	153,724	72.28	06/12/28	501,140	30/11/18	PSU	88,780	6,706,441
Total		890,704			6,049,151			253,232	19,129,145	18,340	1,385,404
Rajagopal Viswanathan	06/12/10	2,312	55.63	06/12/20	46,032
	05/12/11	1,272	49.93	05/12/21	32,576
	10/12/12	7,704	55.63	10/12/22	153,387
	09/12/13	7,144	63.98	09/12/23	82,585
	08/12/14	5,488	68.32	08/12/24	39,623
	03/12/15	6,252	60.67	03/12/25	92,967
	01/12/16	5,496	74.14	01/12/26	7,694	01/12/16	PSU	3,476	262,577
	07/12/17	4,956	81.81	07/12/27	–	30/11/17	PSU	3,144	237,498
	06/12/18	10,248	72.28	06/12/28	33,408	29/11/18	RSU	7,409	559,676
						30/11/18	PSU	5,919	447,121
Total		50,872			488,272			19,948	1,506,872	–	–
Ignacio Deschamps						01/12/16	PSU	46,256	3,494,178
						30/11/17	PSU	38,949	2,942,207
	06/12/18	65,588	72.28	06/12/28	213,817	30/11/18	PSU	37,879	2,861,380
						02/01/19	PSU	5,938	448,557
Total		65,588			213,817			129,022	9,746,322	–	–
Adrián Otero Rosiles						28/02/19	RSU	5,730	432,844
						28/02/19	PSU	14,326	1,082,186
Total		–			–			20,056	1,515,030	–	–
Dan Rees[2]	11/12/09	2,616	47.75	11/12/19	72,699
	06/12/10	2,484	55.63	06/12/20	49,456
	05/12/11	8,512	49.93	05/12/21	217,992
	10/12/12	9,244	55.63	10/12/22	184,048
	09/12/13	8,576	63.98	09/12/23	99,139
	08/12/14	8,348	68.32	08/12/24	60,273
	03/12/15	9,094	60.67	03/12/25	135,228
	01/12/16	12,158	74.14	01/12/26	17,021	01/12/16	PSU	7,690	580,903
	07/12/17	12,802	81.81	07/12/27	—	30/11/17	PSU	9,562	722,313
	06/12/18	24,186	72.28	06/12/28	78,846	30/11/18	PSU	13,968	1,055,143
Total		98,020			914,702			31,220	2,358,359	–	–
James O’Sullivan	06/12/10	8,560	55.63	06/12/20	170,430
	05/12/11	10,016	49.93	05/12/21	256,510
	10/12/12	10,272	55.63	10/12/22	204,516
	09/12/13	17,864	63.98	09/12/23	206,508
	08/12/14	20,584	68.32	08/12/24	148,616
	03/12/15	36,376	60.67	03/12/25	540,911
	01/12/16	45,960	74.14	01/12/26	64,344	01/12/16	PSU	29,073	2,196,174
	07/12/17	43,774	81.81	07/12/27	–	30/11/17	PSU	27,768	2,097,595
	06/12/18	54,930	72.28	06/12/28	179,072	30/11/18	PSU	31,724	2,396,431
Total		248,336			1,770,907			88,565	6,690,200	–	–

1.	Mr. Porter chose to receive a percentage of his short-term incentives as DSUs. All of these DSUs are fully vested.
2.	The table above includes outstanding awards as of October 31, 2019, Mr. Rees subsequently exercised his 2009 stock option grant prior to expiry.

90	Scotiabank

EXECUTIVE COMPENSATION

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2019 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2019
•	the annual cash incentive compensation awards earned for 2019.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	1,144,174	7,246,182	2,328,000
Rajagopal Viswanathan	46,831	306,569	880,000
Ignacio Deschamps	–	2,760,459	1,446,000
Adrián Otero Rosiles[1]	–	–	603,684
Dan Rees	68,760	445,919	954,000
James O’Sullivan	252,562	1,783,676	1,089,000
1.	Mr. Otero’s annual cash incentive award of MXN 8,887,100 was converted to Canadian dollars using the November 30, 2019 spot rate of MXN 1.00 = CAD $0.0679.

Option based awards include the total value of stock options that vested during fiscal including 50% of the options granted on December 3, 2015 and December 8, 2014. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 8, 2014	$68.32	December 8, 2018	$71.83
December 3, 2015	$60.67	December 3, 2018	$72.57

Share-based awards include the value of PSUs that vested during fiscal 2019, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2018	105%[1]	$70.85
1.	See pages 75 and 76 of our 2019 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2019

Name	Grant date	Number of options	Exercise price	Realized value
James O’Sullivan	December 11, 2009	10,472	$47.75	$241,990

Securities authorized for issuance under equity compensation plans as at October 31, 2019

Shareholders must approve our stock option plan.

Other important points to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired DundeeWealth Inc. (renamed HollisWealth Inc. and subsequently renamed 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

As at October 31, 2019	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	11,389,068		0.93%	$64.44		6,672,229		0.55%	18,061,297	1.48%
DundeeWealth Stock Option Plan[1]	120,000		0.01%	$55.21		180,606		0.01%	300,606	0.02%
Total Stock Option Plan	11,509,068	[2]	0.94%	$64.35	[3]	6,852,835	[4]	0.56%	18,361,903	1.50%

1.

Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.

2.	12,420,419 as at February 4, 2020
3.	$66.19 as at February 4, 2020
4.	5,324,550 as at February 4, 2020

See Note 26 to our 2019 consolidated financial statements for more information.

Management proxy circular	91

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issuance under the stock option plan.

The table below shows the key details about our stock option plan, but does not include information on DundeeWealth stock options.

	2019	2018	2017
Burn rate
Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.13%	0.08%	0.09%
Dilution
Total number of options outstanding divided by weighted average number of common shares outstanding	0.9%	1.2%	1.3%
Overhang
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	1.5%	1.8%	2.0%

About the stock option plan

We do not have significant share dilution; we issued 4.1 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone stock appreciation rights in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Making changes

Shareholders must approve changes to the plan including:

•	an increase in the maximum number of shares that may be issued
•	a reduction in the exercise price of outstanding options
•	an extension of an option expiry date
•	certain expansions of classes of eligible recipients of options
•	an expansion of the transferability of options
•	any amendments to the amendment provisions.

The board can make changes to the plan without shareholder approval including, but not limited to:

•	changes of an administrative or housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

92	Scotiabank

EXECUTIVE COMPENSATION

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	Defined benefit, defined contribution
Participation	Named executive officers residing in Canada and our broader employee base in select countries
Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the Bank and the opportunity to attract additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016:

Core Benefit:

•  members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•  members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018:

Core Benefit:

•  members earn 1% of their highest five-year average base salary for each year of service

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of the member contributions

Employees hired on or after May 1, 2018:

•  join a defined contribution pension plan with a core benefit and a contributory benefit

•  none of the names executive officers participate in this plan

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•   the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•   the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

Supplemental pension arrangements (Canada)

Supplemental pension arrangements for the named executives (excluding Mr. Porter and Mr. Otero) are covered by the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan, which are non-registered supplemental pension plans.

Scotiabank Executive Pension Plan

The pension accrual under the Scotiabank Executive Pension Plans is calculated substantially the same as under the Scotiabank Pension Plan for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the Scotiabank Executive Pension Plan, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the Scotiabank Pension Plan.

Scotiabank Hybrid Executive Pension Plan

The pension accrual under the Scotiabank Hybrid Executive Pension Plan is equal to 2% of the participant’s highest five-year average pensionable salary in excess of that used to determine the pension under the Scotiabank Pension Plan, except that incentive compensation is considered and requires participating executives to contribute the maximum allowable under the Scotiabank Pension Plan. The total amount of eligible service recognized in the pension calculation is based on the date the member becomes an executive.

Note that for the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan:

•	the incentive compensation recognized is capped at 50% of base salary;
•	the total amount of eligible compensation recognized in the pension calculation is capped at various rates depending on the plan and the executive’s position.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements, are terminated with cause, or if they engage in competitive business after retirement. The pension is reduced if the executive retires before normal retirement age.

Both Mr. Porter and Mr. O’Sullivan are vested, while the remaining participants are not vested based on eligibility requirements. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Management proxy circular	93

Mexico defined contribution pension plan (Plan de Pensiones de Contribución Definida)

Type of plan	Defined contribution
Participation	Employees in Mexico, including Mr. Otero
Terms

Scotiabank offers a defined contribution arrangement that provides a core benefit paid for by the bank, requires a minimum member contribution, and provides the opportunity to attract additional benefits from the bank if the employee makes additional voluntary contributions.

Core Benefit:

•   members receive 3% of eligible salary each calendar year from the bank, which is deposited into a defined contribution account

•   members are required to contribute 1% of eligible salary each calendar year into a defined contribution account

Contributory Benefit:

•   members contribute 0-6.5% of eligible salary each calendar year into a defined contribution account

•   provided that the member voluntarily contributes at least 1% of eligible salary each calendar year into a defined contribution account, the bank provides an additional 2% of eligible salary each calendar year into a defined contribution account. If the member’s monthly salary exceeds 25 times the UMA (inflation indexing benchmark), the bank provides an additional 3% of eligible salary on the excess amount each calendar year into a defined contribution account

Due to regulatory limits in Mexico, the sum of employee and bank contributions cannot exceed 12.5% of eligible salary.

Pension benefits	The defined contribution retirement benefit can be paid as a one-time lump sum or, if age 55 with 35 years of service or age 60 with 10 years of service at retirement, paid for life (with a 20-year guarantee) and if there is a surviving spouse, he or she receives 100% of the member’s pension for life.
Eligibility

•   full defined contribution account balance becomes available at age 55, the normal retirement age

•   otherwise, employer contributions to a defined contribution account vest based on years of service, as outlined below:

Years of Service	% Vesting rights of equivalent employer contribution
5	50%
6	60%
7	70%
8	80%
9	90%
10	100%

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO:

•   his previous retirement arrangement was frozen as of October 31, 2013

•   pension accrues at a flat rate of $125,000 for each year he is President and CEO

•   his total annual pension from all bank sources is capped at $1.5 million

Rajagopal Viswanathan Ignacio Deschamps Dan Rees James O’Sullivan

Mr. Viswanathan, Mr. Rees and Mr. O’Sullivan participate in the Scotiabank Executive Pension Plan and
Mr. Deschamps participates in the Scotiabank Hybrid Executive Pension Plan; and all have a cap on both pension benefits and eligible compensation. Pension benefits are capped as follows (for Mr. Deschamps, the cap is indexed each year with inflation):

	Executive	Cap	Executive	Cap
	Rajagopal Viswanathan	$420,000 per year	Dan Rees	$560,000 per year
	Ignacio Deschamps	$627,600 per year	James O’Sullivan	$560,000 per year

Adrián Otero Rosiles	Mr. Otero participates in the Mexico defined contribution plan and his pension benefit will be dependent on his accrued account balance at retirement

94	Scotiabank

EXECUTIVE COMPENSATION

Defined benefit plan obligations

The table below shows the defined benefit pension plan obligations for each applicable named executive as at October 31, 2019.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	25.8	1,031,000	1,448,000	14,112,000	2,018,000	2,723,000	18,853,000
Rajagopal Viswanathan	15.8	108,000	237,000	860,000	551,000	420,000	1,831,000
Ignacio Deschamps	1.4	18,000	148,000	48,000	139,000	52,000	239,000
Dan Rees	17.6	153,000	395,000	1,593,000	100,000	611,000	2,304,000
James O’Sullivan	10.8	170,000	301,000	1,752,000	181,000	503,000	2,436,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2019
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2018 consolidated financial statements and Note 28 to the 2019 consolidated financial statements.

Defined contribution balances

Name	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)
Ignacio Deschamps	4,780	6,366	18,647
Adrián Otero Rosiles	0	15,518	19,522

For Mr. Otero the balances are converted to Canadian dollars using the October 31, 2019 spot rate for the accumulated value at year end of MXN = CAD $0.0685 and using the 2019 fiscal year average exchange rate MXN = CAD $0.0685 for the compensatory change.

Accumulated value is the value of the named executive officer’s defined contribution account balance.

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). Above-market or preferential earnings applies to non-registered plans and means a rate greater than the rate ordinarily paid by the company or its subsidiary on securities or other obligations having the same or similar features issued to third parties. We do not have arrangements that provide our named executives with above-market or preferential earnings.

Pension plan governance

The human resources committee also oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties including approval of plan amendments.

The human resources committee oversees the Mexico Defined Contribution Pension Plan (Plan de Pensiones de Contribución Definida). It has delegated certain fiduciary plan duties to the local technical committee, including management of the plan based on the general strategy approved by the human resources committee and oversight of the management and investment of funds within the plan, as delegated by the board of directors of each entity within Grupo Financiero Scotiabank Inverlat, S.A. de C.V. The local technical committee reports annually to the human resources committee, the board and the total rewards department.

Management proxy circular	95

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•

retirement – a named executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual cash incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date[2]	Unvested options expire immediately and any exercise of vested options must be within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension

For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

For the Mexico defined contribution plan: entitled to accumulated balance of employee’s contribution, plus vested accumulated balance of the equivalent employer contribution

For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

For the Mexico defined contribution plan: entitled to accumulated balance of employee’s contribution, plus 100% of accumulated balance of the employer contribution

For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

For the Mexico defined contribution plan:

entitled to accumulated balance of employee’s contribution, plus vested accumulated balance of the equivalent employer contribution

For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

For the Mexico defined contribution plan:

entitled to accumulated balance of employee’s contribution, plus vested accumulated balance of the equivalent employer contribution

For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

For the Mexico defined contribution plan:

entitled to accumulated balance of employee’s contribution, plus vested accumulated balance of the equivalent employer contribution

Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

The performance factor will be calculated based on a shortened performance period. In the event that a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

2.

In 2019, the board amended the retirement provision to allow participants to exercise their grant over the full duration of the original option upon retirement (previously granted options expire on the earlier of the original expiry date or five years from the date of retirement).

96	Scotiabank

EXECUTIVE COMPENSATION

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2019, but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2019) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $75.54, the closing price of our common shares on October 31, 2019.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1, and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2019

Estimated incremental value on termination as of October 31, 2019
	Brian Porter	Rajagopal Viswanathan	Ignacio Deschamps	Adrián Otero Rosiles	Dan Rees	James O’Sullivan
Resignation	–	–	–	–	–	–
Retirement	–	–	–	–	–	–
Termination without cause[1]
Salary & annual incentives	–	–	–	2,832,010	–	–
Equity-based incentives	–	–	–		–	–
Pension	–	–	–	–	–	–
Perquisites	–	–	–	–	–	–
Total	–	–	–	2,832,010	–	–
Termination with cause	–	–	–	–	–	–
Termination (within 2 years) following a change of control
Salary & annual incentives	–	–	–	–	–	–
Equity-based incentives	20,924,762	1,594,388	9,960,211	1,515,072	2,521,841	7,204,051
Pension	–	–	–	–	–	–
Perquisites	–	–	–	–	–	–
Total	20,924,762	1,594,388	9,960,211	1,515,072	2,521,841	7,204,051

1.

As noted in Mr. Otero’s profile on page 84 and the notes to the Summary Compensation table on page 88, Mr. Otero’s skills and experience are in high demand and, in this context, he was offered a competitive compensation package which included a one-year severance arrangement in the event his employment relationship was involuntarily terminated, which expired as of January 2020.

Management proxy circular	97

Other information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to employees who had an impact on our material risk, in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. For the purposes of the tables below, material risk impact employees are all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact (MRI) employees to make sure it is complete.

Fixed and variable compensation awarded

	2019		2018
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Number of executives	6	254	6	246
Fixed pay	4.5	84.0	3.9	80.7
Variable compensation
Non-deferred cash	7.3	88.7	8.6	95.8
Non-deferred share units[1,2]	0.0	0.7	0.0	0.6
Deferred cash	0.0	0.5	0.0	0.5
Deferred share units[1,2]	14.4	90.6	15.5	88.7
Stock options[1]	3.3	12.3	3.7	12.1

1.	Reflects grant value of share units and stock options
2.	Share units include PSUs, RSUs and deferred performance plan units

Deferred compensation outstanding and paid

	2019		2018
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[2,3,4]	0.0	0.0	0.0	0.0
Stock options[3]	6.7	30.0	7.1	28.7
Unvested
Cash[3,5]	0.0	1.0	0.0	0.7
Share units[2,3,4]	40.9	242.2	45.3	233.8
Stock options[3]	2.8	7.6	3.2	6.4
Total deferred outstanding	50.4	280.8	55.6	269.5
Paid
Cash	0.0	0.3	0.0	0.2
Share units[2]	12.5	66.2	13.0	66.1
Stock options	0.2	4.1	2.4	8.0
Total deferred paid	12.7	70.6	15.4	74.3

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2019
4.	Unvested share units and cash are valued using a performance factor of 1.0
5.	2018 outstanding unvested cash reflects a correction and has been restated

100% of the vested and unvested awards listed in the table above on the right are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 73).

Adjustments to deferred compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances and reduced variable compensation by $0.6 million for MRI employees who are not named executives. There were no implicit adjustments to deferred compensation that vested in fiscal 2019.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to a MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed incentive awards		Sign-on awards		Severance payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount
Named executives	2019	0	$0.0	1	$2.3	1	$2.8
	2018	0	$0.0	0	$0.0	0	$0.0
Other material risk impact employees	2019	1	$1.7	7	$4.9	22	$14.9
	2018	7	$8.7	20	$22.1	14	$8.1

98	Scotiabank

EXECUTIVE COMPENSATION

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is defined as net income attributable to common shareholders divided by the weighted average diluted common shares outstanding.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with GAAP, which are based on IFRS, are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. Non-GAAP measures are used in the compensation discussion and analysis.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. Additional details are included in the 2019 Annual Report on pages 15-19. The financial results have been adjusted for the following:

Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A. Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Canadian and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The costs for 2019 relate to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic. The costs for 2018 relate to BBVA, Chile and Citibank, Colombia.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian and International Banking operating segments.

B.

Net (gain)/loss on divestitures – The Bank has announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The net loss attributable to equity holders of $308 million was recorded in the Other segment, relating to the following divestitures (see Note 37 to the 2019 consolidated financial statements for further details):

•	Gain on sale of banking operations in the Caribbean (closed Q4, 2019)

•	Loss on sale of Colfondos AFP announced in Q4, 2019

•	Loss on sale of operations in Puerto Rico announced in Q3, 2019

•	Gain on divestiture of Scotia Crecer AFP and Scotia Seguros in the Dominican Republic (closed Q2, 2019)

•	Loss on sale of the insurance and banking operations in El Salvador announced in Q2, 2019

Management proxy circular	99

For the year ended October 31, 2019	Reported	Impact of acquisition-related costs	Adjusted for the acquisition and divestiture-related amounts
Net income ($ millions)	$8,798	$611	$9,409
Diluted earnings per share	$6.68	$0.46	$7.14
Return on equity	13.1%	0.8%	13.9%
Operating leverage	(3.3%)	2.7%	(0.6%)	[1]
1. Excluding the pension revaluation benefit gain in 2018 of $203 million pre-tax

For the year ended October 31, 2018	Reported	Impact of acquisition-related costs	Adjusted for the acquisition-related costs
Net income ($ millions)	$8,724	$420	$9,144
Diluted earnings per share	$6.82	$0.29	$7.11
Return on equity	14.5%	0.4%	14.9%
Operating leverage	3.0%	0.7%	3.7%

For the year ended October 31, 2017	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Operating leverage	2.4%	(2.6%)	(0.2%)

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 8, 2020 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$498,051,845	–

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2019	Amount outstanding as at January 8, 2020	Financially-assisted securities purchases during the financial year ended October 31, 2019
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Ian Arellano	Lender	$1,795,802	$1,738,889	–
Andrew Branion	Lender	$860,866	$816,118	–
John Doig	Lender	$2,506,332	$2,258,083	–
Mike Henry	Lender	$3,370,501	$2,979,997	–
Sean McGuckin	Lender	$299,109	$298,719	–
Barbara Mason	Lender	$4,557,013	$3,847,617	–
Dan Rees	Lender	$698,520	$1,877,607	–
Kevin Teslyk	Lender	$2,601,641	$2,509,998	–
Rajagopal (Raj) Viswanathan	Lender	$241,551	$192,026	–
Enrique Zorilla	Lender	$684,600	$691,216	–

1.

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

100	Scotiabank

EXECUTIVE COMPENSATION

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2020. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,000,000 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 4, 2020

Management proxy circular	101

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 775-0798 E-mail: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

Scotia Plaza, 44 King Street West, Toronto, Ontario

Canada  M5H 1H1

Tel: (416) 933-1700 or toll free 1-877-700-0043

E-mail:mail.president@scotiabank.com

SHAREHOLDERS changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel: 1-877-982-8767 Fax: 1-888-453-0330 E-mail: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel: 1-800-962-4284

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-3672 Fax: (416) 866-5090 E-mail: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: chairman.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2020, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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